Execution Version

AGREEMENT AND PLAN OF MERGER

by and between

ROPER INDUSTRIES, INC.

and

TRANSCORE HOLDINGS, INC.

As of October 6, 2004

LIST OF EXHIBITS

Exhibit 1.1(a)	Employees who have entered into Employment Agreements
Exhibit 1.1(b)	Holders who have entered into Noncompete Agreements
Exhibit 1.1(c)	Holders who have entered into Nondisclosure Agreements
Exhibit 1.1(d)	Form of General Escrow Agreement
Exhibit 1.1(e)	Form of Intellectual Property Escrow Agreement
Exhibit 3.8(a)	Working Capital Guidelines
Exhibit 6.6(c)	Required Action
Exhibit 7.2(d)	Consents
Exhibit 7.2(g)	Form of Company Counsel Opinion
Exhibit 7.3(c)	Form of Purchaser's Counsel Opinion

LIST OF SCHEDULES

Schedule A	Capitalization
Schedule B	Conversion Options
Schedule 4.1	State of Organization and Qualifications to Do Business
Schedule 4.2(b)	Authorization
Schedule 4.3	Redemptions; Dividends and Distributions
Schedule 4.4	Subsidiaries
Schedule 4.6(a)	Owned Real Property
Schedule 4.6(b)	Leased Real Property
Schedule 4.7	Title Exceptions
Schedule 4.9	Financial Statements
Schedule 4.9(d)	Joint Venture Financial Statements
Schedule 4.11	Certain Changes
Schedule 4.12	Legal Proceedings
Schedule 4.13	Exceptions to Compliance with Law
Schedule 4.14(a)	Company Contracts
Schedule 4.14(b)	Government Contracts and Government Bids
Schedule 4.15	Tax
Schedule 4.16	Officers and Employees
Schedule 4.17	Company Benefit Plans
Schedule 4.18	Labor Relations
Schedule 4.19	Insurance Policies
Schedule 4.20	Environmental, Health and Safety Matters
Schedule 4.21	Intellectual Property
Schedule 4.22	Company Software
Schedule 4.23	Transactions with Affiliates and Shareholder Loans
Schedule 4.24	Customer and Supplier Relations
Schedule 4.25	Licenses
Schedule 4.27	Warranties and Guaranties
Schedule 4.28	Brokers
Schedule 5.3	Purchaser Consents
Schedule 6.1	Conduct of Business
Schedule 6.16	Intellectual Property Patent Recordation

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 6, 2004, is made and entered into by and between ROPER INDUSTRIES, INC., a Delaware corporation (the “Purchaser”), and TRANSCORE HOLDINGS, INC., a Delaware corporation (the “Company”). The Purchaser and the Company are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

        WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Parties propose that a to-be-formed Delaware corporation that will be a wholly owned subsidiary (“Merger Sub”) of the Purchaser will merge with and into the Company (the “Merger”) so that the Company will continue as the surviving corporation of the Merger and will become a wholly owned subsidiary of the Purchaser;

        WHEREAS, the respective boards of directors of the Purchaser and the Company have approved and declared advisable the Merger, this Agreement and the other transactions contemplated hereby;

        WHEREAS, immediately following the execution of this Agreement, the Company shall obtain the approval by written consent of the requisite holders of its capital stock necessary to approve the Merger and the transactions contemplated by this Agreement;

        WHEREAS, each employee of the Company that is listed on Exhibit 1.1(a) has entered into an employment agreement (the “Post-Closing Employment Agreements”) with the Purchaser which becomes effective upon consummation of the Merger;

        WHEREAS, in order to induce the Purchaser to enter into this Agreement, each of the Holders listed on Exhibit 1.1(b) has entered into a noncompete agreement with the Purchaser which becomes effective upon consummation of the Merger;

        WHEREAS, in order to induce the Purchaser to enter into this Agreement, each of the Holders listed on Exhibit 1.1(c) has entered into a nondisclosure agreement with the Purchaser which becomes effective upon consummation of the Merger;

        WHEREAS, in order to induce the Purchaser to enter into this Agreement, KRG Capital Partners, L.L.C., a Colorado limited liability company (“KRG”), has entered into a nondisclosure and nonsolicitation agreement with the Purchaser which becomes effective upon consummation of the Merger; and

        WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger.

ARTICLE I

CONSTRUCTION; DEFINITIONS

Section 1.1 Definitions. The following terms, as used herein, have the following meanings:

        “Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

        “Aggregate Option Exercise Price” means the aggregate exercise price which would be payable by all Class A Option Holders, Option IT Holders (including the Aggregate Option IT Warrant Exercise Price) and Class C-1 Option Holders if all Class A Common Stock Options, Option ITs (including Class B Common Stock Warrants underlying such Option ITs) and Class C-1 Convertible Options which are otherwise outstanding immediately prior to the Effective Time were exercised in full immediately prior to the Effective Time.

        “Aggregate Option IT Warrant Exercise Price” means the aggregate exercise price which would be payable by all Option IT Holders to convert all Class B Common Stock Warrants underlying all Option ITs into shares of Class A Common Stock if all such Class B Common Stock Warrants underlying such Option ITs which are otherwise outstanding immediately prior to the Effective Time were converted in full immediately prior to the Effective Time.

        “Aggregate SAR Exercise Price” means the aggregate strike price which would be payable by all SAR Holders if all SARs which are otherwise outstanding immediately prior to the Effective Time were cashed out in full immediately prior to the Effective Time.

        “Aggregate Warrant Exercise Price” means the aggregate exercise price which would be payable by all Warrant Holders if all Class A Common Stock Warrants and Class B Common Stock Warrants which are otherwise outstanding immediately prior to the Effective Time were exercised in full immediately prior to the Effective Time. Aggregate Warrant Exercise Price shall not include the Aggregate Option IT Warrant Exercise Price.

        “Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of July 31, 2004.

        “Bid” means any bid, tender, proposal or quotation, whether oral or written, made by the Company or any of its Subsidiaries.

        “Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the city of New York, New York.

        “Bylaws” means the Company’s Bylaws, as amended.

        “CERCLA” means the United States Comprehensive Environmental Response, Compensation and Liability Act and the rules and regulations promulgated thereunder.

        “Certificate of Incorporation” means the Company’s Certificate of Incorporation and related Certificates of Designation, as amended.

        “Change of Control Payments” means the aggregate amount payable (including, “success fees” or bonuses, or severance payments, and any amounts payable to offset any excise Taxes imposed under Section 4999 of the Code and any related income Taxes) by the Company or any of its Subsidiaries to any third party as a result of the transactions contemplated by this Agreement, including, amounts payable to KRG pursuant to the KRG Management Agreement. Change of Control Payments shall not include amounts included as Transaction Expenses or Employee Liabilities.

        “Claims Period” means the period during which a claim for indemnification may be asserted hereunder by an Indemnified Party.

        “Class A Common Stock” means the Company’s Class A Common Stock, $0.001 par value.

        “Class A Common Stock Option” means an option to purchase Class A Common Stock issued pursuant to the Stock Option Plan (whether vested or unvested).

        “Class A Common Stock Warrant” means a warrant to purchase Class A Common Stock (whether vested or unvested).

        “Class A Option Holder” means a holder of a Class A Common Stock Option outstanding immediately prior to the Effective Time.

        “Class A Redeemable Preferred Redemption Amount” means the aggregate cash amount required to redeem all Class A Redeemable Preferred Stock and all Class A-1 Redeemable Preferred Stock (including all accrued dividends) as of the Effective Time pursuant to the Certificate of Incorporation.

        “Class A Redeemable Preferred Stock” means the Company’s Class A Redeemable Preferred Stock, $43.89 par value.

        “Class A Redeemable Preferred Stockholder” means a holder of Class A Redeemable Preferred Stock or Class A-1 Redeemable Preferred Stock outstanding immediately prior to the Effective Time.

        “Class A-1 Redeemable Preferred Stock” means the Company’s Class A-1 Redeemable Preferred Stock, $43.89 par value.

        “Class B Common Stock” means the Company’s Class B Non-Voting Convertible Common Stock, $0.001 par value.

        “Class B Common Stock Warrant” means a warrant to purchase Class B Common Stock (whether vested or unvested).

        “Class B Convertible Preferred Stockholder” means a holder of Class B-1 Convertible Preferred Stock outstanding immediately prior to the Effective Time.

        “Class B-1 Convertible Preferred Stock” means the Company’s Class B-1 Convertible Preferred Stock, $0.01 par value.

        “Class C Convertible Preferred Dividend Amount” means the aggregate amount of accrued dividends related to all Class C Convertible Preferred Stock and all Class C-1 Convertible Preferred Stock as of the Effective Time pursuant to the Certificate of Incorporation.

        “Class C Convertible Preferred Stock” means the Company’s Class C Convertible Preferred Stock, $0.01 par value.

        “Class C Convertible Preferred Stockholder” means a holder of Class C Convertible Preferred Stock or Class C-1 Convertible Preferred Stock outstanding immediately prior to the Effective Time.

        “Class C-1 Convertible Option” means an option to purchase Class C-1 Convertible Preferred Stock issued pursuant to the Stock Option Plan (whether vested or unvested).

        “Class C-1 Convertible Preferred Stock” means the Company’s Class C-1 Convertible Preferred Stock, $0.01 par value.

        “Class C-1 Option Holder” means a holder of a Class C-1 Convertible Option outstanding immediately prior to the Effective Time.

        “Closing” means the consummation of the transactions contemplated by Article II of this Agreement, as set forth in Section 8.1 of this Agreement.

        “Closing Date” means the date on which the Closing occurs.

        “Closing Date Indebtedness” means all indebtedness of the Company and any of its Subsidiaries, as of the Closing Date, with respect to borrowed money (other than intercompany), notes payable and capital leases, including any interest accrued thereon and prepayment or similar penalties and expenses which would be payable if such indebtedness were paid in full as of the Closing Date. Closing Date Indebtedness shall not include any liabilities related to Company Letters of Credit and Surety Bonds which have not been drawn down upon as of the Closing Date.

        “Code” means the United States Internal Revenue Code of 1986, as amended.

        “Commitment Letter” means that letter agreement, dated the date hereof, between the Purchaser, on the one hand, and J.P. Morgan Securities Inc. and JPMorgan Chase Bank (collectively, “JPMorgan”), on the other hand, relating to certain financing commitments made by JPMorgan in connection with the transactions contemplated by this Agreement.

        “Common Stockholder” means a holder of Class A Common Stock or Class B Common Stock outstanding immediately prior to the Effective Time.

        “Company Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby.

        “Company Benefit Plan” means each Employee Benefit Plan under which the Company or any of its Subsidiaries has any liabilities directly or indirectly.

        “Company Intellectual Property” means any Intellectual Property that is owned by or licensed to the Company or any of its Subsidiaries, including the Company Software.

        “Company Licensed Software” means all Software (other than Company Proprietary Software) used by the Company or any of its Subsidiaries.

        “Company Proprietary Software” means all Software owned by the Company or any of its Subsidiaries.

        “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by or filed in the name of the Company or any of its Subsidiaries.

        “Company Software” means the Company Licensed Software and the Company Proprietary Software.

        “Company Stock” means Class A Common Stock, Class A Redeemable Preferred Stock, Class A-1 Redeemable Preferred Stock, Class B Common Stock, Class B-1 Convertible Preferred Stock, Class C Convertible Preferred Stock and Class C-1 Convertible Preferred Stock.

        “Confidential Information” means any data or information of the Company or any of its Subsidiaries (including trade secrets) that is valuable to the operation of the Company’s or any of its Subsidiaries’ business and not generally known to the public or competitors.

        “Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

        “Conversion Options” shall mean the Class A Common Stock Options listed on Schedule B which are held by the Persons and in the amounts set forth on Schedule B, as such Schedule is revised and amended by the Closing Date Schedule B.

        “Customers” means the ten largest customers of the Company and its Subsidiaries in terms of annual revenues during the Company’s fiscal year ended January 31, 2004.

        “Deferred Option Plan” means the Company’s Deferred Option Plan.

        “DGCL” means the Delaware General Corporation Law.

        “Employee Benefit Plan” means (a) any plan, fund, program, policy, agreement, arrangement or scheme, including each plan, fund, program, policy, agreement, arrangement or scheme maintained or required to be maintained under the Laws of a jurisdiction outside the United States of America pursuant to which a Person provides compensation or benefits (other than base salary or base hourly wages) for services rendered to such Person by employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees or the dependents of any of them (whether written or oral), (b) any plan, program or policy described in Section 3(3) of ERISA (as determined without regard to whether such plan, program, or policy is subject to ERISA) with respect to which such Person has any liabilities, direct or indirect, and (c) any agreements or other arrangements which provide benefits upon a termination of employment with such Person or upon a change in control of such Person.

        “Employee Liabilities” means the aggregate amount payable by the Company or any of its Subsidiaries to or for the benefit of employees of the Company or any of its Subsidiaries in accordance with the applicable agreement (whether written or oral) or other governing document or policy as a result of the transactions contemplated by this Agreement (including, “success fees” or bonuses, or severance payments, and any amounts payable to offset any excise Taxes imposed under Section 4999 of the Code and any related income Taxes); provided, however, that Employee Liabilities shall not include (a) amounts payable pursuant to the Stock Appreciation Rights Plan and the Employee Retention Plan and (b) amounts payable by the Company as a result of actions taken or omissions made after the Closing by the Purchaser or its Affiliates that are not expressly contemplated by this Agreement.

        “Employee Retention Plan” means the Company’s Retention Plan B.

        “Employment Agreement” means any employment contract, consulting agreement, termination or severance agreement, change of control agreement, non-compete agreement or any other agreement respecting the terms and conditions of employment or payment of compensation, or of a consulting or independent contractor relationship in respect to any current or former officer, employee, consultant or independent contractor.

        “Environmental Laws” means all Laws relating to protection of surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air, pollution control, product registration and Hazardous Materials.

        “Equity Holders” means the Class B Convertible Preferred Stockholders, the Class C Convertible Preferred Stockholders, the Common Stockholders, the Warrant Holders, the Class A Option Holders, the Option IT Holders, the Class C-1 Option Holders and the SAR Holders.

        “Equity Stock” means Class B-1 Convertible Preferred Stock, Class C Convertible Preferred Stock, Class C-1 Convertible Preferred Stock, Class A Common Stock, Class B Common Stock, Class A Common Stock Warrants, Class B Common Stock Warrants, Class A Common Stock Options, Option ITs, Class C-1 Convertible Options and SARs.

        “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

        “ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 414 of the Code.

        “Escrow Agent” means SunTrust Bank, a Georgia banking corporation.

        “Exchange Agent” means KRG or such other Person as shall hereafter be designated in writing by the Shareholder Representative to serve as the Exchange Agent.

        “Final Closing Statement” means the Proposed Closing Statement as finally determined in accordance with Section 3.8 of this Agreement.

        “Financial Statements” means (a) the audited consolidated balance sheet of the Company and its Subsidiaries as of January 31, 2004 and the audited consolidated statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for the 12-month period then ended and (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of July 31, 2004 and the unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for the 6-month period then ended.

        “Fully Diluted Shares” means an amount equal to the sum of (a) the total number of shares of Class A Common Stock outstanding immediately prior to the Effective Time, plus (b) the total number of shares of Class A Common Stock that the shares of Class B Common Stock outstanding immediately prior to the Effective Time are convertible into pursuant to the Certificate of Incorporation, plus (c) the total number of shares of Class A Common Stock that the shares of Class B-1 Convertible Preferred Stock outstanding immediately prior to the Effective Time are convertible into pursuant to the Certificate of Incorporation, plus (d) the total number of shares of Class A Common Stock that the shares of Class C Convertible Preferred Stock outstanding immediately prior to the Effective Time are convertible into pursuant to the Certificate of Incorporation, plus (e) the total number of shares of Class A Common Stock that the shares of Class C-1 Convertible Preferred Stock outstanding immediately prior to the Effective Time are convertible into pursuant to the Certificate of Incorporation, plus (f) the total number of shares of Class A Common Stock that could be obtained through the exercise of all Class B Common Stock Warrants (and the conversion of underlying Class B Common Stock) underlying all Option ITs outstanding immediately prior to the Effective Time (without any withholding of shares to pay the exercise price or Taxes), plus (g) the total number of shares of Class A Common Stock that could be obtained through the exercise of all Class A Common Stock Options outstanding immediately prior to the Effective Time (including for this purpose the total number of such shares of Class A Common Stock that could be obtained through the exercise of the Conversion Options outstanding immediately prior to the Effective Time, notwithstanding the application of the last sentence of Section 3.5(a)(vii)) (without any withholding of shares to pay the exercise price or Taxes), plus (h) the total number of shares of Class A Common Stock that could be obtained through the exercise and conversion of all Class C-1 Convertible Options outstanding immediately prior to the Effective Time (without any withholding of shares to pay the exercise price or Taxes), plus (i) the total number of shares of Class A Common Stock that could be obtained through the exercise of all Class A Common Stock Warrants outstanding immediately prior to the Effective Time (without any withholding of shares to pay the exercise price or Taxes), plus (j) the total number of shares of Class A Common Stock that could be obtained through the exercise and conversion of all Class B Common Stock Warrants outstanding immediately prior to the Effective Time (without any withholding of shares to pay the exercise price or Taxes), plus (k) the total number of shares of Class A Common Stock underlying all SARs outstanding immediately prior to the Effective Time (without any withholding of shares to pay the exercise price or Taxes).

        “GAAP” means generally accepted accounting principles as applied in the United States of America.

        “General Escrow Agreement” means the General Escrow Agreement in the form attached hereto as Exhibit 1.1(d) to this Agreement.

        “Government Bid” means any Bid that if accepted or awarded would result in a contract or agreement with (a) any Governmental Entity, (b) any prime contractor to any Governmental Entity or (c) any subcontractor to any Governmental Entity or any prime contractor to any Governmental Entity.

        “Government Contract” means any contract or agreement between the Company or any of its Subsidiaries and (a) any Governmental Entity, (b) any prime contractor to any Governmental Entity or (c) any subcontractor to any Governmental Entity or any prime contractor to any Governmental Entity.

        “Governmental Entity” means any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

        “Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling or disposal of which by the Company or any of its Subsidiaries is in any way governed by or subject to any applicable Law.

        “Holders” means the Equity Holders and the Class A Redeemable Preferred Stockholders.

        “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

        “Indemnified Party” means a Purchaser Indemnified Party or a Shareholder Indemnified Party.

        “Intellectual Property” means any or all of the following and all rights arising out of or associated therewith: (a) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, mask works, trade secrets, manufacturing processes, test and qualification processes, designs, schematics, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing throughout the world; (c) all works of authorship (whether copyrightable or not), copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all Software; (f) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor throughout the world; (g) all databases and data collections and all rights therein throughout the world; (h) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (i) any similar or equivalent rights to any of the foregoing anywhere in the world.

        “Intellectual Property Escrow Agreement” means the Intellectual Property Escrow Agreement in the form attached hereto as Exhibit 1.1(e) to this Agreement.

        “Knowledge” (a) with respect to the Company means all facts actually known by each of John Worthington, John Simler, Joseph Grabias, David Sparks, Kelly Gravelle, George McGraw, Claudia Wiegand, Douglas Terry, Michael Holling, Alex Allegretto, Donald Thornton, and Tim Bickmore on the date hereof and (b) with respect to the Purchaser means all facts actually known by each of Brian Jellison, Tom O’Grady, Christopher Hix, Timothy Winfrey, Will Crocker, C. Brant Sharp, Benjamin W. Wood, and Marilyn Messer on the date hereof.

        “KRG Management Agreement” means the Management Agreement between the Company and KRG, dated September 3, 1999, as amended.

        “Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, all Governmental Entities.

        “Leased Real Property” means those parcels of real property or portions thereof which the Company or any of its Subsidiaries is the lessee (together with those fixtures and improvements thereon which are included in the terms of the leases therefor).

        “Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.

        “Liens” mean all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever.

        “Material Adverse Effect” means any state of facts (other than a state of facts existing on the date hereof which are in the Purchaser’s Knowledge), change, event, effect or occurrence (when taken together with all other states of fact (other than states of facts existing on the date hereof which are in the Purchaser’s Knowledge), changes, events, effects or occurrences) that is materially adverse to the financial condition, results of operations, properties, assets or liabilities of the Company and its Subsidiaries taken as a whole; provided, however, that a Material Adverse Effect shall not include (i) effects or changes that are generally applicable to the industries and markets in which the Company and its Subsidiaries operate, (ii) changes in the United States or world financial markets or general economic conditions, (iii) effects arising from war or terrorism or (iv) effects directly or primarily arising out of the execution or delivery of this Agreement or the transactions contemplated hereby or the public announcement thereof.

        “Mutual Fund Option IT” means a deferred option to purchase mutual fund shares issued pursuant to the Deferred Option Plan (whether vested or unvested).

        “New Option Closing Value” shall have the meaning ascribed to such term in the Post-Closing Employment Agreements.

        “New Options” shall have the meaning ascribed to such term in the Post-Closing Employment Agreements.

        “Option IT” means a deferred option to purchase (a) Class A-1 Redeemable Preferred Stock and (b) Class B Common Stock Warrants issued pursuant to the Deferred Option Plan (whether vested or unvested), but specifically excludes the Mutual Fund Option ITs.

        “Option IT Holder” means a holder of an Option IT outstanding immediately prior to the Effective Time.

        “Option IT Redemption Amount” means the portion of Option ITs related to Class A-1 Redeemable Preferred Stock equal to (a)(i) the aggregate cash amount required to redeem all shares of Class A-1 Redeemable Preferred Stock underlying all Option ITs outstanding immediately prior to the Effective Time minus (ii) the aggregate exercise price for all Option ITs outstanding immediately prior to the Effective Time (not including the Aggregate Option IT Warrant Exercise Price) plus (b) the aggregate amount of accrued dividends related to all shares of Class A-1 Redeemable Preferred Stock underlying all Option ITs outstanding immediately prior to the Effective Time pursuant to the Deferred Option Plan.

        “Ordinary Course” means the ordinary course of business consistent with past practice of the Company and its Subsidiaries

        “Owned Real Property” means parcels of real property owned by the Company or any of its Subsidiaries (together with all fixtures and improvements thereon).

        “Per Option Closing Merger Consideration” means, with respect to each Class A Common Stock Option and each Class C-1 Convertible Option, the amount, if any, by which (a)(i) the Per Share Equity Stock Closing Merger Consideration multiplied by (ii) the number of shares of Class A Common Stock for which such Class A Common Stock Option or Class C-1 Convertible Option, as applicable, is exercisable into immediately prior to the Effective Time pursuant to the Certificate of Incorporation exceeds (b) the per share exercise price of such Class A Common Stock Option or Class C-1 Convertible Option, as applicable.

        “Per SAR Closing Merger Consideration” means, with respect to each SAR, the amount, if any, by which (a) the Per Share Equity Stock Closing Merger Consideration exceeds (b) the per share strike price of such SAR.

        “Per Share Equity Stock Closing Merger Consideration” means an amount equal to (a)(i) the Merger Consideration plus (ii) the Aggregate Option Exercise Price plus (iii) the Aggregate Warrant Exercise Price plus (iv) the Aggregate SAR Exercise Price minus (v) the Class A Redeemable Preferred Redemption Amount minus (vi) the Class C Convertible Preferred Dividend Amount minus (vii) the Option IT Redemption Amount divided by (b) the number of Fully Diluted Shares.

        “Per Warrant Closing Merger Consideration” means, with respect to each Class A Common Stock Warrant and each Class B Common Stock Warrant, the amount, if any, by which (a)(i) the Per Share Equity Stock Closing Merger Consideration multiplied by (ii) the number of shares of Class A Common Stock for which such Class A Common Stock Warrant or Class B Common Stock warrant, as applicable, is exercisable into immediately prior to the Effective Time pursuant to the Certificate of Incorporation exceeds (b) the per share exercise price of such Class A Common Stock Warrant or Class B Common Stock Warrant, as applicable.

        “Permitted Liens” means (a) Liens for Taxes not yet due and payable, (b) statutory Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet delinquent (d) in the case of Real Property, in addition to items (a) and (b), zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Company or any of its Subsidiaries; and (e) liens securing the Closing Date Indebtedness as disclosed in Schedule 4.7 (which liens shall be terminated on the Closing Date upon payment in full of the Closing Date Indebtedness).

        “Person” means, any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, other entity or Governmental Entity.

        “Pro Rata Percentage” means, for each Equity Holder, the total number of Fully Diluted Shares held by such Equity Holder immediately prior to the Effective Time divided by the total number of Fully Diluted Shares.

        “Purchaser Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Purchaser in connection with the transactions contemplated hereby.

        “Purchaser Indemnified Parties” means the Purchaser and its Affiliates (which, following the Closing, shall include the Company and its Subsidiaries), each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

        “Real Property” means the Leased Real Property and the Owned Real Property.

        “Receivables” means the Company’s and its Subsidiaries’ accounts receivable reflected on the Balance Sheet and the Company’s and its Subsidiaries’ accounts receivable outstanding as of the date hereof.

        “Registered Intellectual Property” means all United States and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks and service marks, applications to register trademarks and service marks, registered and applications to register trade dress, intent-to-use applications, or other registrations or applications for trademarks and service marks and trade dress; (c) registered copyrights and applications for copyright registration; and (d) domain name registrations.

        “Registration Statement” means the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 10, 2004, as amended

        “Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.

        “SAR” means a stock appreciation right issued pursuant to the Stock Appreciation Rights Plan (whether vested or unvested).

        “SAR Holder” means a holder of an SAR outstanding immediately prior to the Effective Time.

        “Shareholder Agreement” means the Shareholder Agreement among the Company and certain of the Equity Holders dated as of September 3, 1999, as amended.

        “Shareholder Indemnified Parties” means the Equity Holders and their respective heirs, executors, successors and assigns of any of the foregoing.

        “Software” means all computer software programs, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form, including all firmware and all comments code and any procedural code.

        “Stock Appreciation Rights Plan” means the Company’s 1999 Stock Appreciation Rights Plan.

        “Stock Option Plan” means the Company’s 1999 Stock Option and Incentive Plan.

        “Subsidiary” means any Person of which the Company (or other specified Person) shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body or the legal power to direct the business or policies of such Person. Notwithstanding the foregoing, the term Subsidiary, with respect to the Company, shall also include JHK Engineering, PC, a New York professional service corporation and TransCore ITS-Michigan, P.C., a Michigan professional service corporation; provided, however, that such term shall not include Amtech Systems (Hong Kong) Limited, a body corporate under the laws of Hong Kong.

        “Supplier” means the top ten suppliers of the Company and its Subsidiaries in terms of amounts paid to such Suppliers during the Company’s fiscal year ended January 31, 2004.

        “Surviving Obligations” means the indemnification obligations described in Sections 10.1(b), 10.1(c), 10.1(d), 10.1(e), 10.1(f), and 10.1(g).

        “Surviving Representations” means the representations and warranties contained in Section 4.2 (Authorization), Section 4.3 (Capital Stock), Section 4.4 (Subsidiaries), Section 4.15 (Tax Returns; Taxes), Section 4.23 (Transactions with Affiliates), Section 4.26 (Ethical Practices), Section 4.28 (Brokers, Finders and Investment Bankers) and Section 4.29 (Closing Certificate and Closing Date Expense Statement).

        “Taxes” means all taxes, assessments, charges, duties, fees, levies and other governmental charges, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added and all other taxes of any kind for which the Company or any of its Subsidiaries may have any liability imposed by any Governmental Entity, whether disputed or not, and any charges, interest, additions to tax, or penalties imposed by any Governmental Entity.

        “Tax Benefit” means any Tax refund, Tax credit or reduction in Tax actually realized by the Purchaser (including for all periods after the Closing Date, the Company).

        “Tax Return” means any report, return, declaration or other information required to be supplied to a Governmental Entity in connection with Taxes, including estimated returns and reports of every kind with respect to Taxes.

        “Termination Date” means the date prior to the Closing when this Agreement is terminated in accordance with Article IX.

        “Transaction Expenses” means the legal, accounting, financial advisory and other third party advisory or consulting fees and expenses incurred by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, the transactions contemplated by the Registration Statement and other related matters (including, amounts payable to (a) Blank Rome LLP, (b) Lehman Brothers, (c) Bear Stearns & Co. Inc., (d) Ernst & Young LLP, or (e) KRG). Notwithstanding the foregoing, Transaction Expenses shall not include (i) amounts included as Change of Control Payments or Employee Liabilities and (ii) any fees or expenses incurred by the Company or its Subsidiaries in connection with the Purchaser’s financing for the transaction contemplated hereby.

        “Treasury Regulations” means the Income Tax Regulations, promulgated under the Code.

        “Viastar Costs” means all direct costs and expenses incurred by the Company and its Subsidiaries in connection with the Viastar Matter from and after the Closing (excluding any such amounts paid through the Viastar Funding Amount).

        “Viastar Liabilities” means all Taxes (in the case of income Taxes, after taking into account any available deductions for net operating losses of the Company and its Subsidiaries for periods ending on or before the Closing Date, with such availability determined as if the Company and its Subsidiaries were not included in the Purchaser’s consolidated group) and other liabilities (other than Viastar Costs) incurred by the Company and its Subsidiaries in connection with the Viastar matter or the distribution of the Viastar Proceeds to the extent not paid prior to the Closing Date or not otherwise accrued as a liability on the Final Closing Statement (excluding any such amounts paid through the Viastar Funding Amount).

        “Viastar Matter” means TransCore Holdings, Inc. v. Rocky Mountain Mezzanine Fund II, LP, et al, JAMS Case Number 1410003193.

        “Viastar Proceeds” means any settlement or arbitration proceeds, if any, received after the Closing Date in connection with the Viastar Matter net of all Viastar Costs and Viastar Liabilities.

        “WARN” means the United States Worker Adjustment and Retraining Notification Act and the rules and regulations promulgated thereunder.

        “Warrant Holder” means a holder of a Class A Common Stock Warrant or a Class B Common Stock Warrant outstanding immediately prior to the Effective Time.

Section 1.2 Construction. Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to one gender include the other gender, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (d) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days” mean and refer to calendar day(s) and (f) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

Section 1.3 Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Arbitrator	3.8(f)
Bermuda 1	4.15(r)
Bermuda Redomestication	6.15
Cash Deficit	3.8(a)
Cash Escrow Amount	3.2(a)
Cash Surplus	3.8(a)
Certificates	3.6(a)
Certificate of Merger	2.1
Claimant	11.6(a)
Closing Cash	3.8(a)
Closing Certificate	3.3(a)
Closing Date Expense Statement	3.3(b)
Closing Date Expense Statement Fees	3.3(b)
Closing Date Net Working Capital	3.8(a)
Closing Date Schedule A	7.2(q)
Closing Date Schedule B	7.2(q)
Company	Preamble
Company Contracts	4.14(a)
Company Letters of Credit and Surety Bonds	3.9
D&O Tail Premium	6.17(b)
Dissenting Shares	3.5(c)
Effective Time	2.1
Employee Loans	4.9(c)
Escrow Options	3.2(a)
Estimated Closing Cash	3.8(b)
Estimated Closing Date Net Working Capital	3.8(b)
Estimated Closing Statement	3.8(b)
Estimated Working Capital Deficit	3.8(a)
Estimated Working Capital Surplus	3.8(a)
Expiration Date	9.1(d)
E&Y Opinion	4.15(r)
Final Shortfall	3.8(a)
Final Surplus	3.8(a)
General Escrow Amount	3.2(a)
General Escrow Fund	3.2(a)
Indemnifying Party	10.3(a)
Intellectual Property Escrow Amount	3.2(b)
Intellectual Property Escrow Fund	3.2(b)
Intermec OEM Agreement	6.21
KRG	Recitals
Letter of Transmittal	3.6(a)
Merger	Recitals
Merger Consideration	3.1
Merger Sub	Recitals
Mutual Fund Option IT Termination	6.9(f)
Party	Preamble
Parties	Preamble
Payoff Letters	7.2(e)
Post-Closing Employment Agreements	Recitals
Proposed Closing Statement	3.8(c)
Purchaser	Preamble
Purchaser Basket	10.5
Purchaser Losses	10.1
Registration Statement	7.18
Respondent	11.6(a)
Securities Act	6.5
Shareholder Approval Certificate	6.19
Shareholder Loans	4.23
Shareholder Losses	10.2
Shareholder Representative	11.14(a)
Surviving Corporation	2.2
Target Net Working Capital	3.8(a)
Uninterested Accounting Firm	3.8(f)(ii)
Viastar Funding Amount	3.2(c)
Working Capital Deficit	3.8(a)
Working Capital Surplus	3.8(a)

Section 1.4 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

ARTICLE II

MERGER

Section 2.1 Agreement to Merge. Subject to the terms and conditions of this Agreement, on the Closing Date, Merger Sub shall merge with and into the Company at the Effective Time. The Parties shall cause a certificate of merger (the “Certificate of Merger”) to be properly executed and filed on the Closing Date with the Secretary of State of the State of Delaware. The “Effective Time” shall be the time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time as may be specified in the Certificate of Merger.

Section 2.2 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Subject to the foregoing, from and after the Effective Time, the Surviving Corporation (as defined below) shall possess all rights, privileges, immunities, powers and franchises and be subject to all the obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Merger Sub. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”).

Section 2.3 Certificate of Incorporation and Bylaws. Subject to Section 6.17 hereof, the certificate of incorporation and bylaws of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law.

Section 2.4 Directors and Officers. The directors and officers of Merger Sub serving in those positions immediately prior to the Effective Time shall become, as of the Effective Time, and shall remain the directors and officers of the Surviving Corporation after the Merger until their successors are duly elected and qualified.

ARTICLE III

MERGER CONSIDERATION; ADJUSTMENTS

Section 3.1 Merger Consideration. The aggregate cash amount to be paid by the Purchaser at Closing (the “Merger Consideration”) shall be an amount equal to (a) Six Hundred Million Dollars ($600,000,000), plus (b) the amount of the Estimated Closing Cash, if any, determined in accordance with Section 3.8(b) of this Agreement, plus (c) the amount of any Estimated Working Capital Surplus, if any, determined in accordance with Section 3.8(b) of this Agreement, minus (d) the Closing Date Indebtedness, minus (e) the amount of any Estimated Working Capital Deficit, if any, determined in accordance with Section 3.8(b) of this Agreement, minus (f) Thirty Million Two Hundred Fifty-One Thousand Dollars ($30,251,000) (which represents the initial value of the General Escrow Amount), minus (g) the Intellectual Property Escrow Amount, minus (h) the aggregate amount of all Employee Liabilities (to the extent not paid prior to the Closing Date), minus (i) the aggregate amount of all Change of Control Payments (to the extent not paid prior to the Closing Date), minus (j) the aggregate amount of all Transaction Expenses (to the extent not paid prior to the Closing Date), minus (k) the aggregate amount payable pursuant to the Employee Retention Plan (to the extent not paid prior to the Closing Date) minus (l) the Viastar Funding Amount minus (m) the D&O Tail Premium; provided, however, there shall be no duplication in any of the reductions and there shall be no reduction as otherwise provided in this Section 3.1 to the extent such liability or obligation is reserved for in both the Estimated Closing Statement and the Final Closing Statement.

Section 3.2 Escrows; Viastar Funding Amount.

(a)	On the Closing Date, the Purchaser shall deposit Twenty-Nine Million Seven Hundred Fifty-One Thousand Dollars ($29,751,000) in cash (the “Cash Escrow Amount”) and a total number of New Options which have an aggregate New Option Closing Value equal to Five Hundred Thousand Dollars ($500,000) (such New Options which are deposited with the Escrow Agent pursuant to this Section 3.2(a) being hereinafter referred to as the “Escrow Options”) (the Cash Escrow Amount and the Escrow Options being hereinafter referred to as the “General Escrow Amount”) with the Escrow Agent to be distributed in accordance with the terms of this Agreement and the General Escrow Agreement. The General Escrow Amount, as adjusted from time to time, together with any interest earned thereon, shall be referred to as the “General Escrow Fund.”

(b)	On the Closing Date, the Purchaser shall deposit Four Million Dollars ($4,000,000) (the “Intellectual Property Escrow Amount”) with the Escrow Agent in an interest-bearing account to be distributed in accordance with the terms of this Agreement and the Intellectual Property Escrow Agreement. The Intellectual Property Escrow Amount, as adjusted from time to time, together with any interest earned thereon, shall be referred to as the “Intellectual Property Escrow Fund.”

(c)	On the Closing Date, the Purchaser shall deposit One Million Dollars ($1,000,000) (the “Viastar Funding Amount”) with the Shareholder Representative for purposes of funding any future costs or expenses related to the Viastar Matter.

Section 3.3 Closing Certificate and Closing Date Expense Certificate.

(a)	Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a certificate (the “Closing Certificate”), signed by the Chief Financial Officer of the Company (on behalf and in the name of the Company), which sets forth in reasonable detail the name of each Holder, the portion of the Merger Consideration to be paid to such Holder at the Closing pursuant to Section 3.4 of this Agreement, each Equity Holder’s Pro Rata Percentage, the number of Fully Diluted Shares (including the numbers attributable to the different classes of Equity Stock), the number of shares of Class A Redeemable Preferred Stock outstanding immediately prior to the Effective Time, the number of shares of Class A-1 Redeemable Preferred Stock outstanding immediately prior to the Effective Time, the Class A Redeemable Preferred Redemption Amount, the Class C Convertible Preferred Dividend Amount, the Option IT Redemption Amount, the Aggregate Option Exercise Price, the Aggregate Warrant Exercise Price, the Aggregate SAR Exercise Price, the Per Share Equity Stock Closing Merger Consideration, the Per Option Closing Merger Consideration for each Class A Common Stock Option and each Class C-1 Convertible Option outstanding immediately prior to the Effective Time, the Per Warrant Closing Merger Consideration for each Class A Common Stock Warrant and each Class B Common Stock Warrant outstanding immediately prior to the Effective Time, the Per SAR Closing Merger Consideration for each SAR outstanding immediately prior to the Effective Time and the amounts payable by the Purchaser to the Exchange Agent pursuant to Sections 3.4(a)-(h) of this Agreement.

(b)	Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement from the Company (the “Closing Date Expense Statement”) signed by the Chief Financial Officer (on behalf and in the name of the Company) which sets forth, by payee, the aggregate amount of the Employee Liabilities, the Change of Control Payments, the Transaction Expenses, the aggregate amount payable pursuant to the Employee Retention Plan and the D&O Tail Premium (together, the “Closing Date Expense Statement Fees”) payable by the Company or any of its Subsidiaries on the Closing Date. Attached to the Closing Date Expense Statement shall be documents which confirm to the reasonable satisfaction of the Purchaser that upon payment of the respective amounts specified in such Closing Date Expense Statement, each Person that is to be paid in accordance with such Closing Date Expense Statement shall have been paid in full by the Company and each of its Subsidiaries for all services rendered and expenses incurred, to or on behalf of the Company or any of its Subsidiaries, on or prior to the Closing Date.

Section 3.4 Payment of Merger Consideration. On the Closing Date, the Purchaser shall:

(a)	Pay to the Exchange Agent, for payment to the Class A Redeemable Preferred Stockholders, the Class A Redeemable Preferred Redemption Amount.

(b)	Pay to the Exchange Agent, for payment to the Class C Convertible Preferred Stockholders, (I) the Class C Convertible Preferred Dividend Amount plus an amount equal to (II) (i) the Per Share Equity Stock Closing Merger Consideration multiplied by (ii) the sum of (A) the total number of shares of Class A Common Stock that the total number of shares of Class C Convertible Preferred Stock outstanding immediately prior to the Effective Time are convertible into pursuant to the Certificate of Incorporation and (B) the total number of shares of Class A Common Stock that the total number of shares of Class C-1 Convertible Preferred Stock outstanding immediately prior to the Effective Time are convertible into pursuant to the Certificate of Incorporation.

(c)	Pay to the Exchange Agent, for payment to the Option IT Holders, (i) the Option IT Redemption Amount plus an amount equal to (ii)(I)(A) the Per Share Equity Stock Closing Merger Consideration multiplied by (B) the total number of shares of Class A Common Stock that could be obtained through the exercise and conversion of all Class B Common Stock Warrants underlying all Option ITs outstanding immediately prior to the Effective Time (without any withholding of shares to pay the exercise price or Taxes) minus (II) the Aggregate Option IT Warrant Exercise Price.

(d)	Pay to the Exchange Agent, for payment to the Class B Convertible Preferred Stockholders, an amount equal to the (i) Per Share Equity Stock Closing Merger Consideration multiplied by (ii) the total number of shares of Class A Common Stock that the total number of shares of Class B-1 Convertible Preferred Stock outstanding immediately prior to the Effective Time are convertible into pursuant to the Certificate of Incorporation.

(e)	Pay to the Exchange Agent, for payment to the Common Stockholders, an amount equal to the (i) Per Share Equity Stock Closing Merger Consideration multiplied by (ii) the sum of (A) number of shares of Class A Common Stock outstanding immediately prior to the Effective Time and (B) and the total number of shares of Class A Common Stock that the total number of shares of Class B Common Stock outstanding immediately prior to the Effective Time are convertible into pursuant to the Certificate of Incorporation.

(f)	Pay to the Exchange Agent, for payment to the Class A Option Holders and the Class C-1 Option Holders, the sum of the Per Option Closing Merger Consideration payable with respect to (i) each Class A Common Stock Option other than the Conversion Options, and (ii) each Class C-1 Convertible Option outstanding immediately prior to the Effective Time. For purposes of clarification, the Purchaser shall not pay to the Exchange Agent the amount of the Per Option Closing Merger Consideration related to the Conversion Options.

(g)	Pay to the Exchange Agent, for payment to the Warrant Holders, the sum of the Per Warrant Closing Merger Consideration payable with respect to each Class A Common Stock Warrant and each Class B Common Stock Warrant outstanding immediately prior to the Effective Time.

(h)	Pay to the Exchange Agent, for payment to the SAR Holders, the sum of the Per SAR Closing Merger Consideration payable with respect to each SAR outstanding immediately prior to the Effective Time.

Section 3.5 Effect on Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any Holder:

(a)	Subject to the other provisions of this Section 3.5,

(i)	Each issued and outstanding share of Class A Redeemable Preferred Stock and Class A-1 Redeemable Preferred Stock shall be converted into the right receive, upon the surrender of the certificate formerly representing such share of Class A Redeemable Preferred Stock or Class A-1 Redeemable Preferred Stock, as applicable, an amount equal to the portion of the Class A Redeemable Preferred Redemption Amount allocable to such share of Class A Redeemable Preferred Stock or Class A-1 Redeemable Preferred Stock, as applicable.

(ii)	Each issued and outstanding share of Class C Convertible Preferred Stock and Class C-1 Convertible Preferred Stock shall be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Class C Convertible Preferred Stock or Class C-1 Convertible Preferred Stock, as applicable, an amount equal to the sum of (a) the portion of the Class C Convertible Preferred Dividend Amount allocable to such share of Class C Convertible Preferred Stock or Class C-1 Convertible Preferred Stock, as applicable plus (b)(A) the number of shares of Class A Common Stock that such share of Class C Convertible Preferred Stock or Class C-1 Convertible Preferred Stock, as applicable, is convertible into immediately prior to the Effective Time pursuant to the Certificate of Incorporation multiplied by (B) the Per Share Equity Stock Closing Merger Consideration.

(iii)	Each issued and outstanding Option IT shall be converted into the right to receive an amount equal to the sum of (a) the portion of the Option IT Redemption Amount allocable to such Option IT plus (b)(I)(A) the number of shares of Class A Common Stock that the Class B Common Stock Warrant underlying such Option IT is exercisable and convertible into immediately prior to the Effective Time pursuant to the Certificate of Incorporation and the Deferred Option Plan multiplied by (B) the Per Share Equity Stock Closing Merger Consideration minus (II) the portion of the Aggregate Option IT Exercise Price allocable to such Class B Common Stock Warrant underlying such Option IT.

(iv)	Each issued and outstanding share of Class B-1 Convertible Preferred Stock shall be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Class B-1 Convertible Preferred Stock, an amount equal to (a) the number of shares of Class A Common Stock that such share of Class B-1 Convertible Preferred Stock is convertible into immediately prior to the Effective Time pursuant to the Certificate of Incorporation multiplied by (b) the Per Share Equity Stock Closing Merger Consideration.

(v)	Each issued and outstanding share of Class A Common Stock shall be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Class A Common Stock, an amount equal to the Per Share Equity Stock Closing Merger Consideration.

(vi)	Each issued and outstanding share of Class B Common Stock shall be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Class B Common Stock, an amount equal to (a) the number of shares of Class A Common Stock that such share of Class B Common Stock is convertible into immediately prior to the Effective Time pursuant to the Certificate of Incorporation multiplied by (b) the Per Share Equity Stock Closing Merger Consideration.

(vii)	Each issued and outstanding Class A Common Stock Option and Class C-1 Convertible Option shall be converted into the right to receive an amount equal to the portion of the Per Option Closing Merger Consideration allocable to such Class A Common Stock Option or Class C-1 Convertible Option, as applicable. Notwithstanding the foregoing, the Conversion Options will not be converted pursuant to this Section 3.5(a)(vii), but instead shall be converted into New Options in accordance with the terms of the applicable Post-Closing Employment Agreement.

(viii)	Each issued and outstanding Class A Common Stock Warrant and Class B Common Stock Warrant shall be converted into the right to receive an amount equal to the portion of the Per Warrant Closing Merger Consideration allocable to such Class A Common Stock Warrant or Class B Common Stock Warrant, as applicable.

(ix)	Each issued and outstanding SAR shall be converted into the right to receive an amount equal to the portion of the Per SAR Closing Merger Consideration allocable to such SAR.

(b)	Each share of common stock of the Merger Subsidiary issued and outstanding immediately prior to the Effective Time of the Merger will be converted into one share of Class A Common Stock of the Surviving Corporation, and such Class A Common Stock of the Surviving Corporation issued on that conversion will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time.

(c)	Notwithstanding any provision of this Agreement to the contrary, shares of Company Stock which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted such shares in favor of the Merger and who has or may properly demand appraisal rights in the manner provided by Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into a right to receive a portion of the Merger Consideration unless and until the holder of such shares becomes ineligible for such appraisal rights. The holders thereof shall be entitled only to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Purchaser in accordance with the DGCL; provided, however, that (a) if any such holder of Dissenting Shares shall have failed to establish entitlement to appraisal rights as provided in Section 262 of the DGCL, (b) if any such holder of Dissenting Shares shall have effectively withdrawn demand for appraisal of such shares or lost the right to appraisal and payment for shares under Section 262 of the DGCL or (c) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall be treated as if it had been, as of the Effective Time, converted into a right to receive the applicable portion of the Merger Consideration, without interest thereon, as provided in Section 3.5(a) of this Agreement. The Company shall give the Purchaser prompt notice of any demands received by the Company for appraisal of any shares of Company Stock, and the Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of the Purchaser, make any payment with respect to, or settle or offer to settle, any such demands with respect to any holder of Dissenting Shares before the Effective Time.

Section 3.6 Exchange of Certificates.

(a)	Prior to receiving any portion of the Merger Consideration, each holder of record of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Stock (the “Certificates”), shall have delivered to the Exchange Agent (i) a properly completed and duly executed letter of transmittal (a “Letter of Transmittal”) and (ii) the Certificates held of record by such holder. Such Letter of Transmittal shall have been previously mailed by the Exchange Agent to such holder along with instructions thereto and a notice to the effect that delivery of the Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Such Letter of Transmittal shall also bind such holder to the provisions of Section 11.14 of this Agreement. Upon surrender of a Certificate to the Company, together with such Letter of Transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration into which the shares represented by such Certificate shall have been converted pursuant to Section 3.5(a), and the Certificate so surrendered shall be canceled. If the portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, it shall be a condition of exchange that such Certificate shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the exchange to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Company that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.6, each Certificate shall be deemed as of the Effective Time of the Merger to represent only the right to receive, upon surrender of such Certificate in accordance with this Section 3.6(a), the consideration into which the shares represented by such Certificate shall have been converted pursuant to Section 3.5(a).

(b)	All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article III shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the shares represented by such Certificates and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares that were issued and outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the portion of the Merger Consideration as provided in this Article III.

(c)	Any portion of the Merger Consideration deposited with the Exchange Agent that remains unclaimed by the Holders six (6) months after the Effective Time shall be returned to the Company, upon demand, and the Holders shall thereafter look only to the Company for such payment, without any interest thereon. Further, none of the Purchaser, Merger Subsidiary or the Surviving Corporation shall be liable to any former Holder for any portion of the Merger Consideration or interest thereon properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(d)	The Exchange Agent, the Purchaser, the Company or the Surviving Corporation (as appropriate) shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement to any Holder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, (i) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made, and (ii) the Exchange Agent, the Purchaser, the Company or the Surviving Corporation (as appropriate) shall provide to such Holder written notice of the amounts so deducted or withheld.

Section 3.7 Payment of Other Amounts Payable at Closing. On the Closing Date, the Purchaser shall:

(a)	on behalf on the Company, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date, the aggregate amount of the Closing Date Indebtedness (other than with respect to capital leases which shall continue in accordance with their respective terms);

(b)	on behalf of the Company, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date, the aggregate amount of the Employee Liabilities, to the extent not paid prior to the Closing Date;

(c)	on behalf of the Company, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date, the aggregate amount of the Change of Control Payments, to the extent not paid prior to the Closing Date;

(d)	on behalf of the Company, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date, the aggregate amount of the Transaction Expenses, to the extent not paid prior to the Closing Date;

(e)	on behalf of the Company, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date, the aggregate amount of all amounts payable pursuant to the Employee Retention Plan, to the extent not paid prior to the Closing Date; and

(f)	on behalf of the Company, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date, to the extent not paid prior to the Closing Date, the aggregate amount of the D&O Tail Premium.

Section 3.8 Closing Date Cash Calculation; Adjustment of Purchase Price.

(a)	Definitions. For purposes of this Section 3.8:

(i)	“Cash Deficit” means the amount, if any, by which the Closing Cash is less than the Estimated Closing Cash.

(ii)	“Cash Surplus” means the amount, if any, by which the Closing Cash is greater than the Estimated Closing Cash.

(iii)	“Closing Cash” means the cash of the Company as of 11:59 p.m. Atlanta, Georgia time on the Closing Date less (a) the aggregate amount of checks or drafts of the Company or any of its Subsidiaries outstanding as of the Closing Date (other than payments of the amounts specified in Section 3.4 or 3.7 of this Agreement) plus (b) checks received by the Company but not posted as of the Closing Date and (c) exclusive of any cash delivered by the Purchaser pursuant to Section 3.4 or Section 3.7 of this Agreement.

(iv)	“Closing Date Net Working Capital” means the current assets of the Company and its Subsidiaries on a consolidated basis (not including Closing Cash) less the liabilities of the Company and its Subsidiaries on a consolidated basis (not including any of the amounts paid pursuant to Section 3.7 of this Agreement) as of 11:59 p.m. Atlanta, Georgia time on the Closing Date in accordance with the guidelines set forth on Exhibit 3.8(a) and GAAP.

(v)	“Estimated Working Capital Deficit” means the amount, if any, that the Estimated Closing Date Net Working Capital is less than the Target Net Working Capital.

(vi)	“Estimated Working Capital Surplus” means the amount, if any, that the Estimated Closing Date Net Working Capital is greater than the Target Net Working Capital.

(vii)	“Final Shortfall” means the amount, if any, by which (a) the sum of (i) the Working Capital Deficit, if any, and (ii) the Cash Deficit, if any, exceeds (b) the sum of (i) the Working Capital Surplus, if any, and (ii) the Cash Surplus, if any.

(viii)	“Final Surplus” means the amount, if any, by which (a) the sum of (i) the Working Capital Surplus, if any, and (ii) the Cash Surplus, if any, exceeds (b) the sum of (i) the Working Capital Deficit, if any, and (ii) the Cash Deficit, if any.

(ix)	“Working Capital Deficit” means the amount, if any, by which the Closing Date Net Working Capital is less than the Estimated Closing Date Net Working Capital, as reflected on the Final Closing Statement.

(x)	“Working Capital Surplus” means the amount, if any, by which the Closing Date Net Working Capital is greater than the Estimated Closing Date Net Working Capital, as reflected on the Final Closing Statement.

(xi)	“Target Net Working Capital” means an amount equal to Fifty-Two Million Five Hundred Thousand Dollars ($52,500,000).

(b)	No later than five (5) days prior to the Closing Date, the Company shall cause to be prepared and delivered to the Purchaser an estimated closing statement of the Company as of the Closing Date (the “Estimated Closing Statement”), which shall include a calculation of the estimated Closing Date Net Working Capital (the “Estimated Closing Date Net Working Capital”) and the estimated Closing Cash (the “Estimated Closing Cash”). The Company shall provide the Purchaser and its representatives such books and records reasonably requested by them to verify the information contained in the Estimated Closing Statement. The Company shall make appropriate revisions to the Estimated Closing Statement as are mutually agreed upon by the Purchaser and the Company.

(c)	No later than 75 days following the Closing Date, the Purchaser shall prepare and deliver to the Shareholder Representative the draft closing statement of the Company as of the Closing Date (the “Proposed Closing Statement”) which shall include a calculation of each of the Closing Date Net Working Capital, the Working Capital Surplus, if any, the Working Capital Deficit, if any, the Closing Cash, the Cash Deficit, if any, the Cash Surplus, if any, the Final Shortfall, if any, and the Final Surplus, if any.

(d)	The Shareholder Representative shall have thirty (30) days following receipt of the Proposed Closing Statement during which to notify the Purchaser of any dispute of any item contained in the Proposed Closing Statement, which notice shall set forth in reasonable detail the basis for such dispute.

(e)	If the Shareholder Representative does not notify the Purchaser of any such dispute within such thirty (30) day period, the Proposed Closing Statement prepared by the Purchaser shall be deemed to be the “Final Closing Statement.”

(f)	If the Shareholder Representative does notify the Purchaser of any such dispute within such thirty (30) day period, the Final Closing Statement shall be resolved as follows:

(i)	The Purchaser and the Shareholder Representative shall cooperate in good faith to resolve any such dispute as promptly as possible.

(ii)	In the event the Purchaser and the Shareholder Representative are unable to resolve any such dispute within fifteen (15) days (or such longer period as the Purchaser and the Shareholder Representative shall mutually agree in writing) of notice of such dispute, such dispute and each Party’s work papers related thereto shall be submitted to, and all issues having a bearing on such dispute shall be resolved by a national accounting firm that has not performed work for either the Company or the Purchaser within the past four years (any such firm, an “Uninterested Accounting Firm”), (A) the initial Uninterested Accounting Firm of which shall be New York, New York office of KPMG or (B) in the event such accounting firm identified in (A) is unable or unwilling to take such assignment, another Uninterested Accounting Firm mutually agreed upon by the Purchaser and the Shareholder Representative (such identified Uninterested Accounting Firm shall be referred to herein as the “Arbitrator”). Such resolution shall be final and binding on the Parties. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days following its engagement. The fees, costs and expenses of the Arbitrator shall be paid one-half by the Purchaser and one-half by the Equity Holders, with the Equity Holders portion paid out of the General Escrow Fund.

(iii)	The Purchaser and the Shareholders Representative jointly shall revise the Proposed Closing Statement and the calculation of Closing Date Net Working Capital, the Working Capital Surplus, if any, the Working Capital Deficit, if any, the Closing Cash, the Cash Deficit, if any, the Cash Surplus, if any, the Final Shortfall, if any, and the Final Surplus, if any, as appropriate to reflect the resolution of the Shareholder Representative’s objections (as agreed upon by the Purchaser and the Shareholder Representative or as determined by the Arbitrator) and deliver it to the Shareholder Representative within ten (10) days after the resolution of such objections. Such revised balance sheet shall be the “Final Closing Statement.”

(g)	For purposes of determining the information on the Final Closing Statement, the Parties may take into consideration all facts which are known prior to the final determination of the Final Closing Statement.

(h)	To the extent there is a Final Shortfall on the Final Closing Statement, the Purchaser shall be entitled to recover the amount of the Final Shortfall from the General Escrow Fund as set forth in the General Escrow Agreement.

(i)	To the extent there is a Final Surplus on the Final Closing Statement, the Purchaser shall pay the Shareholder Representative or the Exchange Agent (as determined by the Shareholder Representative), on behalf of the Equity Holders, the amount of the Final Surplus by wire transfer of immediately available funds within two (2) Business Days after the Purchaser’s delivery of the Final Closing Statement to the Shareholder Representative to an account designated by the Shareholder Representative. Upon such payment, the Purchaser shall be fully released and discharged of any obligation with respect to the Final Surplus and the Shareholder Representative or Exchange Agent, as applicable, shall disburse promptly such amount to the Equity Holders in accordance with their Pro Rata Percentage.

Section 3.9 Letters of Credit. At the Closing, the Purchaser shall cause the Company to remain an obligor on any letters of credit or surety bonds of the Company existing immediately prior to Closing (“Company Letters of Credit and Surety Bonds”). Notwithstanding anything to the contrary provided in this Agreement, the Parties hereby acknowledge that the Company Letters of Credit and Surety Bonds (to the extent not drawn upon as of the Closing) shall not be deemed to be a liability of the Company for purposes of this Agreement.

Section 3.10 Viastar Matter. Prior to the Closing, the Company may distribute any Viastar Proceeds, if any, to the Equity Holders. Following the Closing, the Company shall permit the Shareholder Representative to direct attorneys to settle the Viastar Matter on terms and conditions deemed appropriate in the sole discretion of the Shareholder Representative. Within ten (10) days following receipt by the Company of any Viastar Proceeds, the Company shall deduct all Viastar Costs and Viastar Liabilities from the Viastar Proceeds and distribute such net amount of the Viastar Proceeds to an account designated to the Purchaser by the Shareholder Representative. The net proceeds of the Viastar Matter, subject to any costs and expenses incurred or anticipated to be incurred as determined in the sole discretion of the Shareholder Representative, shall be distributed by the Shareholder Representative to the Equity Holders in accordance with their Pro Rata Percentage as and when determined by the Shareholder Representative in their sole discretion. Notwithstanding the foregoing, the Shareholder Representative shall not settle the Viastar Matter unless such settlement includes no payment or other obligation (other than an unconditional release of the defendants in the Viastar Matter) or restriction of any type by the Company or any of its Subsidiaries or Affiliates (unless paid from the Viastar Funding Amount on behalf of the Company) and an unconditional release of the Company and each of its Subsidiaries and Affiliates from all liabilities arising out of such matter.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE COMPANY

        The Company represents and warrants to the Purchaser as follows as of the date hereof and the Closing Date:

Section 4.1 Organization. The Company and each of its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization set forth on Schedule 4.1. The Company and each of its Subsidiaries has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified to transact business as a foreign corporation or other organization, as applicable, and is in good standing in each other jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification, except where the failure to so qualify or to be in good standing has not had and would not have a material adverse effect on the Company or any of its Subsidiaries. Schedule 4.1 lists each jurisdiction in which each of the Company and its Subsidiaries is qualified to conduct business. The Company has heretofore made available to the Purchaser correct and complete copies of the charter documents of the Company and each of its Subsidiaries as currently in effect and the corporate or other organizational record books, as applicable, with respect to actions taken by its shareholders and board of directors or other governing body, as applicable.

Section 4.2 Authorization.

(a)	The Company and each of its Subsidiaries, as applicable, has the right, power and capacity to execute and deliver this Agreement (in the case of the Company) and each Company Ancillary Document to which such Company or Subsidiary is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been and the Company Ancillary Documents have been (or will be as of the Closing Date) duly executed and delivered by the Company and constitute the valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b)	At a meeting duly called and held on October 5, 2004, the Board of Directors of the Company in accordance with the applicable provisions of the DGCL, the Certificate of Incorporation, the Bylaws and other governing documents of the Company (i) adopted a resolution approving, authorizing and adopting the Merger, this Agreement and the transactions contemplated thereby and hereby, and (ii) submitted, declared advisable and recommended for approval the Merger, this Agreement and the transactions contemplated thereby and hereby, to the holders of shares of Company Stock. Upon completion of the actions described in Section 6.19 hereof, then, to the extent required by applicable Law, the DGCL, the Certificate of Incorporation, the Bylaws, contractual obligations, and other governing documents of the Company, the Equity Holders holding the requisite number of shares of Company Stock shall have approved the execution, delivery and performance of this Agreement and the Company Ancillary Documents and the consummation of the transactions contemplated hereby and thereby pursuant to written consent and in accordance with the requirements of the DGCL, the Certificate of Incorporation, the Bylaws and other governing documents of the Company. A certificate of the secretary of the Company certifying each approval described in this Section 4.2(b) and attaching the applicable written consents is attached hereto as Schedule 4.2(b). The Board of Directors and shareholder actions contemplated by this Section 4.2(b) and Section 6.19 of this Agreement constitute the only corporate or shareholder action on the part of the Company required to approve, authorize and adopt the Merger, this Agreement and the transactions contemplated thereby and hereby under the DGCL, the Certificate of Incorporation, the Bylaws and other governing documents of the Company.

Section 4.3 Capital Stock.

(a)	Schedule A accurately and completely sets forth the capital structure of the Company and each of its Subsidiaries, as of the date hereof, including the number of shares of capital stock or other equity interests of the Company and each of its Subsidiaries which are authorized and which are issued and outstanding. All of the issued and outstanding shares of capital stock or other equity interests of the Company and each of its Subsidiaries (a) are duly authorized, validly issued, fully paid and nonassessable, (b) are held of record by the Persons and in the amounts set forth on Schedule A, and (c) were not issued or acquired by the holders thereof in violation of any Law, agreement or the preemptive rights of any Person. Except as disclosed on Schedule A: (i) no shares of capital stock or other equity interests of the Company or any of its Subsidiaries are reserved for issuance or are held as treasury shares; (ii) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the capital stock or other equity interests of the Company or any of its Subsidiaries other than as contemplated by this Agreement; (iii) there are no outstanding contracts or other agreements of the Company, any of its Subsidiaries, the Holders, or any other Person to purchase, redeem or otherwise acquire any outstanding shares of capital stock or other equity interests of the Company or any of its Subsidiaries, or securities or obligations of any kind convertible into any shares of the capital stock or other equity interests of the Company or any of its Subsidiaries; (iv) there are no dividends which have accrued or been declared but are unpaid on the capital stock or other equity interests of the Company or any of its Subsidiaries; (v) there are no outstanding or authorized stock appreciation, phantom stock, stock plans or similar rights with respect to the Company or any of its Subsidiaries and (vi) there are no agreements among the shareholders relating to the Company or any of its Subsidiaries (including any agreement related to the management of the Company or any equity interest of the Company). Except as set forth on Schedule 4.3, neither the Company nor any of its Subsidiaries has ever purchased, redeemed or otherwise acquired any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. Schedule 4.3 also lists all dividends or distributions made by the Company to its shareholders since its inception. Each outstanding share of Class C Convertible Preferred Stock and Class C-1 Convertible Preferred Stock converts into the right to receive one share of Class A Common Stock. Each share of Class B Common Stock underlying each outstanding Class B Common Stock Warrant converts into the right to receive one share of Class A Common Stock.

(b)	Schedule A sets forth, as of the date hereof, each Class B Convertible Preferred Stockholder, Class C Convertible Preferred Stockholder, Warrant Holder, Class A Option Holder, Option IT Holder, Class C-1 Option Holder and SAR Holder and sets forth opposite each such holder’s name the maximum number of shares of Class A Common Stock that may be issued upon exercise and/or conversion of the applicable security and the exercise and/or purchase price related to such security. Except as provided in Section 3.5(c) of this Agreement with respect to Dissenting Shares, such holders shall have no right or claim against the Company or any of its Subsidiaries following the Effective Time by virtue of the applicable security other than the right to receive the applicable share of the Merger Consideration pursuant to Article III of this Agreement.

(c)	All of the information on Schedule A is true and complete as of the date hereof. All of the information on the Closing Date Schedule A shall be true and correct as of the Closing Date.

(d)	All of the information on Schedule B is true and complete as of the date hereof. All of the information on the Closing Date Schedule B shall be true and correct as of the Closing Date.

Section 4.4 Subsidiaries. Schedule 4.4 lists each Subsidiary of the Company. Except as set forth on Schedule 4.4, the Company owns, directly or indirectly, all of the issued and outstanding capital stock or other equity interests of each of its Subsidiaries, free and clear of all Liens other than Liens related to the Company’s senior credit facility and limitations imposed by federal and state securities Laws. Except as set forth on Schedule 4.4, neither the Company nor any of its Subsidiaries has ever owned, nor does it currently own, directly or indirectly, any capital stock or other equities, securities or interests in any other corporation or in any limited liability company, partnership, joint venture or other entity.

Section 4.5 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Company Ancillary Documents, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and compliance with the terms and conditions hereof and thereof, do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a material breach of or material default under, result in the material loss of any benefit under, permit the acceleration of any material obligation under or create in any party the right to terminate, modify or cancel, (a) any term or provision of the charter documents of the Company or any of its Subsidiaries, (b) except as indicated on Schedule 4.14, any Company Contract or any other contract, agreement, permit, franchise, license or other instrument applicable to the Company or any of its Subsidiaries, (c) any judgment, decree or order of any Governmental Entity to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties are bound or (d) any Law or arbitration award applicable to the Company or any of its Subsidiaries other than with respect to clause (b) above any violation, conflict, breach, default, loss, acceleration, termination, modification or cancellation that would not result in a Material Adverse Effect on the Company or any of its Subsidiaries. No material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the Company Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except as required by the HSR Act.

Section 4.6 Real Property.

(a)	Schedule 4.6(a) sets forth a correct and complete list of the Owned Real Property.

(b)	Schedule 4.6(b) sets forth a correct and complete list of the Leased Real Property.

(c)	The Company or one of its Subsidiaries as listed on Schedule 4.6(b) has a valid leasehold interest in the Leased Real Property, and the leases granting such interests are in full force and effect in all material respects.

(d)	To the Knowledge of the Company, no portion of the Owned Real Property, or any building or improvement located thereon, violates, in any material respect, any Law, including those Laws relating to zoning, building, land use, environmental, health and safety, fire, air, sanitation and noise control except where such violations would not result in fines, penalties or other corrective out-of-pocket expenditures in excess of an aggregate of $1,000,000. To the Knowledge of the Company, except for the Permitted Liens, no Real Property is subject to (i) any material decree or order of any Governmental Entity (or, to the Knowledge of the Company, threatened or proposed order) or (ii) any rights of way, building use restrictions, exceptions, variances, reservations or limitations which would have a material adverse effect on the current use of the Real Property.

(e)	To the Knowledge of the Company, the improvements and fixtures on the Owned Real Property are, in all material respects, in operating condition, ordinary wear and tear excepted, and are capable of being used for their intended purposes. The Real Property constitutes all of the real property utilized by the Company and its Subsidiaries in the operation of its business.

Section 4.7 Title to Assets; Related Matters. Except as set forth on Schedule 4.7, the Company and its Subsidiaries have good and marketable title to all of their respective property and assets, free and clear of all Liens, except Permitted Liens. All material equipment and other material items of tangible personal property and material assets of the Company and its Subsidiaries (a) are in operating condition and capable being used for their intended purposes, ordinary wear and tear excepted, (b) are usable in the Ordinary Course and (c) conform to all applicable Laws in all material respects. Except as set forth on Schedule 4.7, since January 31, 2004, neither the Company nor any of its Subsidiaries has sold, transferred or disposed of any assets, other than sales of inventory in the Ordinary Course.

Section 4.8 Inventory. The Company’s and its Subsidiaries’ inventory (both as of the date hereof and on the Closing Date) (a) is sufficient for the operation of the Company’s and its Subsidiaries’ business in the Ordinary Course, (b) consists of items that are good and merchantable within normal trade tolerances, (c) is of a quality and quantity presently usable or saleable in the Ordinary Course (subject to applicable reserves), (d) is valued on the books and records of the Company or its Subsidiaries, as applicable, at the lower of cost or market with the cost determined under the first-in-first-out inventory valuation method consistent with past practice and (e) is subject to reserves determined in accordance with GAAP consistently applied. No previously sold inventory is subject to returns in excess of those historically experienced by the Company or any of its Subsidiaries.

Section 4.9 Financial Statements.

(a)	The Financial Statements and the Balance Sheet are attached as Schedule 4.9 hereto. The Financial Statements and the Balance Sheet have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, which books and records have been maintained on a basis consistent with the past practice of the Company and its Subsidiaries. The Balance Sheet and the balance sheet included in the Financial Statements (including the related notes and schedules) have been prepared in accordance with GAAP and fairly present in all material respects the financial position of the Company and its Subsidiaries, as applicable, as of the date of such balance sheet (subject, in the case of unaudited financial statements, to normal year end and quarter end adjustments and the absence of notes to such statements), and each statement of income and cash flows included in the Financial Statements (including the related notes and schedules) fairly presents in all material respects the results of operations and changes in cash flows, as the case may be, of the Company and its Subsidiaries, as applicable, for the periods set forth therein, in each case in accordance with GAAP, consistently applied during the periods involved (except as expressly noted therein or on Schedule 4.9 and subject, in the case of unaudited financial statements, to normal year end and quarter end adjustments and the absence of notes to such statements). Since January 31, 2004, there has been no material change in any accounting (or tax accounting) policy, practice or procedure of the Company or any of its Subsidiaries.

(b)	All Receivables (net of any reserves shown thereon, which reserves shall be established in the Ordinary Course) (i) are valid, existing and collectible in the Ordinary Course without resort to legal proceedings or collection agencies; provided, however, that this item (i) shall not be deemed to be a guaranty of collection, (ii) represent monies due for goods sold and delivered or services rendered in the Ordinary Course and (iii) are not subject to any refund or adjustment or any defense, right of set-off, assignment, restriction, security interest or other Lien. Except as set forth on Schedule 4.9, all Receivables are 90 days old or less, and there are no disputes regarding the collectibility of any such Receivables (other than immaterial disputes which are otherwise reserved for on the Company’s books or which arise after the date hereof and prior to the Closing Date in the Ordinary Course). Neither the Company nor any of its Subsidiaries has factored any of its Receivables. Since January 31, 2004, the Company and its Subsidiaries have collected all accounts receivables in the Ordinary Course (subject to any reserves or write-offs reflected in the Financial Statements).

(c)	All notes receivable (the “Employee Loans”) of the Company and its Subsidiaries owing to it by any director, officer, employee, former employee or Affiliate of the Company (other than a Subsidiary) or by any Equity Holder have been or will be paid in full, cancelled or otherwise discharged prior to the date hereof or shall have been paid in full, cancelled, deducted from the applicable Equity Holder’s pro-rata portion of the Merger Consideration, or otherwise discharged on or prior to the Closing. Schedule 4.9(c) sets forth a complete list of all Employee Loans and the outstanding balance and applicable interest payments under each Employee Loan as of the date hereof.

(d)	Attached as Schedule 4.9(d) hereto is a copy of the balance sheet of (i) Amtech Systems (Hong Kong), Limited, a body corporate under the laws of Hong Kong, as of December 31, 2003, (ii) The Autopass Company, Limited, a body corporate under the laws of Hong Kong, as of December 31, 2003, (iii) Autotoll Limited, a body corporate under laws of Hong Kong, as of September 30, 2003, and (iv) TransCore Australia Pty Limited, CAN 077 591 381, a company registered in Queensland Australia, as of June 30, 2004. To the Company’s Knowledge, none of the balance sheets attached as part of Schedule 4.9(d) contain any material inaccuracies or omissions.

Section 4.10 No Undisclosed Liabilities. Except as set forth in the Financial Statements or Schedule 4.10, neither the Company nor any of its Subsidiaries are subject to any material claims, obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) of the type required to be reflected on a balance sheet prepared in accordance with GAAP, other than (a) liabilities and obligations incurred since the date of the Balance Sheet in the Ordinary Course, (b) liabilities and obligations incurred since the date of the Balance Sheet pursuant to or in connection with this Agreement or the transactions contemplated hereby, (c) liabilities and obligations disclosed in this Agreement (or its schedules), (d) contingent liabilities or obligations which, in accordance with GAAP, are not required to be reflected on a balance sheet, and (e) other liabilities incurred since the date of the Balance Sheet not exceeding $1,200,000 in the aggregate.

Section 4.11 Absence of Certain Changes. Since January 31, 2004 and except as set forth on Schedule 4.11 or in the minutes of the meetings of the Board of Directors which have been held during the period from January 31, 2004 through September 30, 2004, there has not been (a) any Material Adverse Effect or (b) any action taken of the type described in clauses (a)(ix), (a)(x), (a)(xi), (a)(xii), (a)(xiii) or (a)(xiv) of Section 6.1, that, had such action occurred following the date hereof without the Purchaser’s prior approval, would be in violation of such clauses.

Section 4.12 Legal Proceedings. Except as set forth on Schedule 4.12, there is no suit, action, claim, arbitration or proceeding pending, relating to, involving or, to the Knowledge the Company, threatened against the Company, any of its Subsidiaries or any property of any thereof which could reasonably be expected to expose the Company or any of its Subsidiaries to damages, individually or in the aggregate, in excess of $1,200,000. Neither the Company nor any of its Subsidiaries is subject to any material judgment, decree, injunction, rule or order of any court or arbitration panel.

Section 4.13 Compliance with Law. The Company and each of its Subsidiaries are (and have been at all times since January 1, 2001) in material compliance with all applicable Laws. Except as set forth on Schedule 4.13, neither the Company nor any of its Subsidiaries has been charged with, has received written notice that it is under investigation with respect to, or, to the Knowledge of the Company, is otherwise now under investigation with respect to, a material violation of any applicable Law. The Company and each of its Subsidiaries have filed all reports and have all Licenses required to be filed with any Governmental Entity necessary to carry on the business and operations of the Company and its Subsidiaries as presently conducted except where the failure to make such filings or obtain such licenses would not result in fines, penalties or other corrective out-of-pocket expenditures in excess of an aggregate of $1,000,000.

Section 4.14 Company Contracts.

(a)	Schedule 4.14(a) sets forth a correct and complete list of the following contracts to which the Company or any of its Subsidiaries is a party, by which the Company, any of its Subsidiaries or any property of any thereof is subject, or by which the Company or any of its Subsidiaries is otherwise bound, whether oral or written (the “Company Contracts”) (other than the Employment Agreements set forth on Schedule 4.16, the Employee Plans set forth on Schedule 4.17(a) and insurance policies set forth on Schedule 4.19):

(i)	all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Company or any of its Subsidiaries;

(ii)	all leases relating to the Leased Real Property or other leases or licenses involving any properties or assets (whether real, personal or mixed, tangible or intangible) involving an annual commitment or payment of more than $1,200,000 individually by the Company or any of its Subsidiaries;

(iii)	all contracts and agreements that limit or restrict the Company, any of its Subsidiaries or, to the Company’s Knowledge, any officers or key employees of the Company or any of its Subsidiaries from engaging in any business in any jurisdiction (other than restrictive covenants between the Company or any of its Subsidiaries, on the one hand, and any of its employees, on the other hand);

(iv)	all written contracts that expressly by their terms (rather than by silence) expose the Company or any of its Subsidiaries to consequential or indirect damages;

(v)	all written contracts for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company or any of its Subsidiaries of an amount in excess of $1,200,000;

(vi)	all contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution hereof or the Closing or in connection with the transactions contemplated hereby;

(vii)	all contracts granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any assets;

(viii)	all contracts with any agent, distributor or representative that is not terminable without penalty on thirty (30) days’ or less notice;

(ix)	all contracts for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment;

(x)	all written contracts and licenses to which the Company or any of its Subsidiaries is a party (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the Ordinary Course) or (ii) pursuant to which a third party has licensed or transferred any Company Intellectual Property to the Company or any of its Subsidiaries.

(xi)	Other than for written contracts in the Company’s infrastructure based services market with Governmental Entities or general contractors servicing Governmental Entities in the Ordinary Course, all written contracts providing for the indemnification or holding harmless of any officer, director, employee or other Person;

(xii)	all joint venture or partnership written contracts and all other similar written contracts providing for the sharing of any profits (other than subcontracting contracts and joint marketing agreements);

(xiii)	all written contracts entered into since September 3, 1999 involving the sale or purchase of substantially all of the assets or capital stock of any Person other than in the Ordinary Course, or a merger, consolidation, business combination or similar extraordinary transaction in excess of $5,000,000;

(xiv)	the ten largest Government Contracts in terms of total aggregate value over the contract term;

(xv)	all customer contracts and agreements for the provision of goods or services by the Company or any of its Subsidiaries entitling the Company or any of its Subsidiaries to receive an amount in excess of $3,000,000 during the period from February 1, 2003 through January 31, 2004;

(xvi)	all outstanding letters of credit and surety bonds;

(xvii)	all existing contracts and commitments (other than those described in subsections (i) through (xvi) of this Section 4.14(a)) involving an annual commitment or annual payment to or from the Company or any of its Subsidiaries of more than $3,000,000 individually during the period from February 1, 2003 through January 31, 2004; and

(xviii)	all contracts granting to any Person the right to retrieve source code for the Company Proprietary Software from escrow.

(b)	Government Contracts.

(i)	Schedule 4.14(b) sets forth a correct and complete list of the ten largest (based upon the aggregate value over the contract term) Government Contracts and Government Bids to which the Company or any of its Subsidiaries is a party.

(ii)	Except as set forth on Schedule 4.14(b), no payment has been made by the Company or any of its Subsidiaries, or by any Person authorized to act on their behalf or any Person in connection with any Government Contracts or Government Bids in violation of or requiring disclosure pursuant to the Foreign Corrupt Practices Act of 1977, as amended, or other applicable Laws.

(iii)	Each of the Company’s and any of its Subsidiaries’ cost accounting and procurement systems, to the extent required by Law, with respect to Government Contracts are in compliance in all material respects with all applicable Laws.

(iv)	With respect to each Government Contract and Government Bid, except as set forth on Schedule 4.14(b), (A) the Company or its Subsidiary has complied in all material respects with the terms and conditions of such Government Contract or Government Bid, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of any Law therein; (B) the Company or its Subsidiary has complied in all material respects with the requirements of applicable Laws pertaining to such Government Contract or Government Bid; (C) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract or Government Bid were correct and complete in all material respects as of their effective date, and the Company or its Subsidiary has complied in all material respects with all such representations and certifications; (D) with respect to Government Contracts, all invoices and claims, including requests for progress payments and provisional cost payments, submitted by the Company or any of its Subsidiaries to any Governmental Entity were correct and complete in all material respects as of their submission date; (E) neither the United States Government nor any prime contractor, subcontractor or other Person has notified the Company or any of its Subsidiaries in writing that the Company or any of its Subsidiaries has breached or violated any applicable Law, or any material certification, representation, clause, provision or requirement, pertaining to such Government Contract or Government Bid; (F) no written termination for convenience, termination for default, cure notice or show cause notice pertaining to any material Government Contract is in effect; (G) no cost incurred or invoice rendered by the Company or any of its Subsidiaries has been disallowed (and the Company has no reason to believe that any cost or invoice will be disallowed), excluding de minimis amounts that have already been accounted for as disallowed costs in accordance with the revenue recognition policies of the Company so long as such de minimis amounts have not been the subject of any investigation or claim of defective pricing by any individual or Governmental Entity or been subject to penalty assessments; and (H) in connection with any material Government Contract, other than in accordance with the contract terms thereof, no money due to the Company or any of its Subsidiaries has been or, to the Company’s Knowledge, has an attempt been made to be, withheld or set off.

(v)	Except as set forth in Schedule 4.14(b), (A) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of their respective personnel is or has been under administrative, civil or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid (other than routine Governmental Entity audits, in which no such irregularities, misstatements or omissions were expressly identified); and (B) during the last five (5) years, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States Government, with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid. To the extent required by Law or contract, the Company’s and each of its Subsidiaries’ practices and procedures used in estimating costs and pricing proposals and accumulating, recording, segregating, reporting and invoicing costs are in compliance in all material respects with provisions applicable to them set forth in Federal Acquisition Regulation Part 31.

(vi)	Except as set forth on Schedule 4.14(b), to the Company’s Knowledge there exist (A) no financing arrangements prohibited by statute or regulation with respect to performance of any current material Government Contract; (B) no outstanding claims of a material nature against the Company or any of its Subsidiaries, either by the United States Government or by any prime contractor, subcontractor, vendor or other Person, arising under or relating to any Government Contract or Government Bid; and (C) no disputes between the Company or any of its Subsidiaries and the United States Government under the Contract Disputes Act, as amended, or any other federal statute or between the Company or any of its Subsidiaries and any prime contractor, subcontractor or vendor arising under or relating to any material Government Contract. Except as set forth in Schedule 4.14(b), neither the Company nor any of its Subsidiaries, to the Knowledge of the Company, has a known or threatened claim for breach of contract against any Governmental Entity or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Bid.

(vii)	Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of their respective personnel has been suspended or debarred from doing business with the United States Government or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for United States Government contracting. To the Company’s Knowledge, no circumstances exist that would warrant the institution of suspension or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of the Company or any of its Subsidiaries as of the date hereof.

Correct and complete copies of all Company Contracts have been made available to the Purchaser or are listed in a Schedule hereto. The Company Contracts are legal, valid, binding and enforceable in all material respects in accordance with their respective terms with respect to the Company or any of its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party to such Company Contracts. To the Knowledge of the Company, there is no existing material default or material breach of the Company or any of its Subsidiaries, as applicable, under any Company Contract (or event or condition that, with notice or lapse of time or both could constitute a material default or material breach) and there is no such material default (or event or condition that, with notice or lapse of time or both, could constitute a material default or material breach) with respect to any third party to any Company Contract described in Section 4.14(a). To the Knowledge of the Company, other than as set forth on Schedule 4.14(a), neither the Company nor any of its Subsidiaries is participating in any discussions or negotiations regarding any material modification of or any material amendment to any Company Contract or entry, other than in the Ordinary Course, in any new material contract applicable to the Company, any of its Subsidiaries or the real or personal property of the Company or any of its Subsidiaries. Schedule 4.14(a) identifies with an asterisk each Company Contract set forth therein that requires the consent of or notice to the other party thereto to avoid any material breach, material default or material violation of such contract, agreement or other instrument in connection with the transactions contemplated hereby.

Section 4.15 Tax Returns; Taxes. Except as set forth on Schedule 4.15:

(a)	The Company and each of its Subsidiaries has timely filed or caused to be timely filed all material Tax Returns (taking into account applicable extension periods) to the extent required to be filed under applicable Law and neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file a Tax Return.

(b)	All material Taxes that are due and payable have been paid in full.

(c)	All Tax Returns are correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws.

(d)	There are no Liens (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(e)	No taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns has claimed in writing that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(f)	The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, leased employee, independent contractor, creditor, stockholder, or other third party.

(g)	No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has received from any federal, foreign, state, or local taxing authority any written (i) notice indicating an intent to open or reopen an audit or other review, (ii) request for information, summons, or subpoena related to Tax matters, (iii) notice of proposed reassessment or revaluation of property owned or leased by the Company or any of its Subsidiaries or (iv) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its Subsidiaries.

(h)	The Company has delivered to the Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries filed or received since December 31, 1999.

(i)	Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to the assessment of Taxes.

(j)	All accounting periods and methods used by the Company and each of its Subsidiaries for Tax purposes are permissible periods and methods, and neither the Company nor any of its Subsidiaries is or will be required to make any adjustment to its income under Section 481 of the Code in connection with a change in accounting method used in taxable years for which Tax Returns have been filed prior to the date hereof.

(k)	Neither the Company nor any of its Subsidiaries has made any payment, is obligated to make any payment, or is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in any payment not deductible under Section 280G of the Code.

(l)	Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement.

(m)	Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax return in any taxable year (other than the group of which the Company is the common parent) or (ii) has liability for the Taxes of any Person (other than the Company or one of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or foreign Law, as a transferee or successor, by contract, or otherwise.

(n)	The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o)	The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the date of the most recent Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the balance sheet included with the most recent Final Statements and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Company and its Subsidiaries filing their Tax Returns.

(p)	There are currently pending no requests for rulings, technical advice, or other guidance from any federal, foreign, state, or local taxing authority and, since January 1, 1997, neither the Company nor any of its Subsidiaries has received any written opinion from any law firm, accounting firm, or other professional firm relating to any “tax shelter” as defined in Section 6662(d)(2)(C)(iii) of the Code.

(q)	The Company and its Subsidiaries have adequately disclosed on their federal income Tax Returns all positions taken therein that could give rise to a “substantial understatement of income tax” under Section 6662 of the Code if not so disclosed and all “reportable transactions” as defined in Treasury Regulation Section 1.6011-4 in which any of them has participated.

(r)	Ernst & Young LLP has rendered its opinion dated September 30, 2004 (the “E&Y Opinion”) to the Company concerning certain U.S. federal income tax consequences of transactions involving TC (Bermuda) Finance, Ltd., a Bermuda corporation (“Bermuda 1”). The Company has delivered a copy of the E&Y Opinion to the Purchaser.

Section 4.16 Officers and Employees. Schedule 4.16 contains a correct and complete list of (a) all of the officers of the Company and each of its Subsidiaries, specifying their position, annual rate of compensation, work location and length of service and other benefits provided to each of them, respectively and (b) all of the other employees (whether full-time, part-time or otherwise) and independent contractors of the Company and each of its Subsidiaries as of the date hereof who have received or who are reasonably expected to receive a base salary in excess of $150,000 for the twelve month period ended January 31, 2004, specifying their position, status, annual salary, work location and length of service and with respect to employees other benefits provided to each of them, and with respect to independent contractors, consulting or other independent contractor fees, together with an appropriate notation next to the name of any officer or other employee or independent contractor on such list who is subject to any written Employment Agreement or any other written term sheet or other document describing the terms or conditions of employment of such employee or of the rendering of services by such independent contractor. Except as set forth on Schedule 4.16, neither the Company nor any of its Subsidiaries is a party to or bound by any Employment Agreement. The Company has provided or made available to the Purchaser correct and complete copies of each Employment Agreement to which the Company or any of its Subsidiaries is a party, or by which any of them is otherwise bound. There is no existing material default or material breach of the Company or any of its Subsidiaries, as applicable, under any Employment Agreement (or event or condition that, with notice or lapse of time or both could constitute a material default or material breach) and there is no such material default (or event or condition that, with notice or lapse of time or both, could constitute a material default or material breach) with respect to any third party to any Employment Agreement. Neither the Company nor any of its Subsidiaries has received a claim from any Governmental Entity to the effect that the Company or any of its Subsidiaries has improperly classified as an independent contractor any Person named on Schedule 4.16. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has made any verbal commitments to any officer, employee, former employee, or independent contractor of the Company or any of its Subsidiaries with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated hereby or otherwise.

Section 4.17 Company Benefit Plans. Each Company Benefit Plan is identified on Schedule 4.17, and the Company has provided a correct and complete copy of each such plan to the Purchaser together with the most recent report filed with respect to such plan with any Governmental Entity. No Company Benefit Plan is subject to Title IV of ERISA, and no Company Benefit Plan is described in Section 413(c) of the Code or Section 3(40) of ERISA. The terms of each Company Benefit Plan as currently in effect that purports to be qualified under Section 401(a) of the Code and any trust which is a part of any such Company Benefit Plan are subject to a favorable determination letter or opinion letter from the U.S. Internal Revenue Service, and each such plan has been operated and administered in all material respects in accordance with all applicable Laws (including, ERISA and the Code). The terms of each other Company Benefit Plan satisfy in all material respects the requirements of applicable Laws (including, ERISA and the Code), and each such plan has been operated and administered in all material respects in accordance with all applicable Laws (including, ERISA and the Code). The Company and each Subsidiary has timely satisfied in all material respects all reporting and disclosure obligations under applicable Laws (including, ERISA and the Code) with respect to the Company Benefit Plans. Neither the Company nor an ERISA Affiliate has any liability under any Employee Benefit Plan other than a Company Benefit Plan. There have been no prohibited transactions (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan which have not been corrected in full or with respect to which any material Tax or penalty is due. If the benefits under a Company Benefit Plan are funded through a trust, the fair market value of the assets of such trust equal or exceed the liabilities of such plan. If the benefits under a Company Benefit Plan are funded through insurance contracts, such contracts are in full force and effect and all material premiums have been paid when due. If benefits under a Company Benefit Plan are funded from the general assets of the Company or a Subsidiary, the liability for funding such benefits is shown on the books and records of the Company or the Subsidiary in accordance with GAAP and any applicable standards of the Financial Accounting Standards Board. The Company and each of its Subsidiaries has made full and timely payment of all material amounts which are required to be paid as contributions to each Company Benefit Plan. No Company Benefit Plan provides for benefits described in Section 3(1) of ERISA following a termination of employment except as required under Part 6 of Title I of ERISA, and the Company and each of its Subsidiaries has complied in all material respects with the continuation coverage requirements of Part 6 of Title I of ERISA. Except as set forth on Schedule 4.17, there is no contract, agreement, plan or arrangement with any Person which provides for any payment to any employee by the Company or any of its Subsidiaries, which payment would fail to be deductible by reason of Section 280G of the Code or which would exceed the deduction limits under Section 404 of the Code. Neither the Company nor any of its Subsidiaries has any contractual obligation to maintain any Company Benefit Plan for any period of time or to make contributions from its general assets at a fixed rate to such plan (other than premium payments for an insurance contract which are set on a year-to-year basis and matching contributions as provided in the Company’s 401(k) plan). With respect to the options to purchase mutual fund shares granted pursuant to the Deferred Option Plan, the Company, or a trust established by the Company actually owns (free of any Liens) a number of shares in each such mutual fund sufficient to cover in full the exercise of all such options without payment of any additional amount by the Company or any of its Subsidiaries or the purchase by the Company or any of its Subsidiaries of any additional shares in any such mutual fund, neither the Company nor any of its Subsidiaries has any liability with respect to such options other than liabilities which will be accrued for on the Final Closing Statement.

Section 4.18 Labor Relations. Except as set forth on Schedule 4.18, (a) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting employees; (b) neither the Company nor any of its Subsidiaries is currently engaged in any negotiation with any trade union or employee organization; (c) neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice within the meaning of the National Labor Relations Act, and there is no pending or, to the Knowledge of the Company, threatened complaint regarding any alleged unfair labor practices as so defined; (d) there is no strike, labor dispute, work slow down or stoppage pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (e) there is no grievance or arbitration proceeding arising out of or under any collective bargaining agreement which is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (f) neither the Company nor any of its Subsidiaries has experienced any material work stoppage; and (g) neither the Company nor any of its Subsidiaries is subject of any union organization effort.

Section 4.19 Insurance Policies. Schedule 4.19 contains a correct and complete list of all insurance policies carried by or for the benefit of the Company or any of its Subsidiaries, specifying the insurer, the amount of and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage shall continue by virtue of premiums already paid. All insurance policies and bonds with respect to the business and assets of the Company and its Subsidiaries are in full force and effect and shall be maintained by the Company and its Subsidiaries in full force and effect as they apply to any matter, action or event relating to the Company or its Subsidiaries occurring through the Closing Date and neither the Company nor any of its Subsidiaries has reached or exceeded its policy limits for any insurance policy in effect at any time during the past five (5) years.

Section 4.20 Environmental, Health and Safety Matters. Except as set forth on Schedule 4.20:

(a)	the Company and each of its Subsidiaries possess all material permits and approvals required under, and each is in compliance in all material respects with, applicable Environmental Laws, and the Company and each of its Subsidiaries is in compliance in all material respects with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws or contained in any other Law, or any notice or demand letter issued thereunder;

(b)	neither the Company nor any of its Subsidiaries has received notice of actual or threatened liability under CERCLA or any similar foreign, state or local Law from any Governmental Entity or any third party;

(c)	neither the Company nor any of its Subsidiaries has entered into or agreed to enter into, and neither the Company nor any of its Subsidiaries has contemplated entering into, any consent decree or order, and neither the Company nor any of its Subsidiaries is subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Law;

(d)	neither the Company nor any of its Subsidiaries has been alleged to be in violation of, and has not been subject to any administrative or judicial proceeding pursuant to, applicable Environmental Laws either now or any time during the past five (5) years;

(e)	neither the Company nor any of its Subsidiaries is subject to any material claim, obligation, liability, loss, damage or expense of any kind or nature whatsoever, contingent or otherwise, incurred or imposed or based upon any provision of any Environmental Law or arising out of any act or omission of the Company or any of its Subsidiaries, or the Company’s or its Subsidiaries’ employees, agents or representatives or arising out of the ownership, use, control or operation by the Company or any of its Subsidiaries of any plant, facility, site, area or property (including any plant, facility, site, area or property currently or previously owned or leased by the Company or any of its Subsidiaries) from which any Hazardous Material was Released;

(f)	the Company has made available to the Purchaser correct and complete copies of all material reports, correspondence, memoranda, computer data (and the complete files) in the Company’s possession relating to environmental matters; and neither the Company nor any of its Subsidiaries has paid any material fine, penalty or assessment within the prior five (5) years with respect to environmental matters;

(g)	no Real Property, improvement or equipment of the Company or any of its Subsidiaries contains any asbestos, polychlorinated biphenyls, underground storage tanks, open or closed pits, sumps or other containers that require a response or action under Environmental Laws; and

(h)	neither the Company nor any of its Subsidiaries has imported, manufactured, stored, used, operated, transported, treated or disposed of any Hazardous Material other than in material compliance with applicable Environmental Laws.

Section 4.21 Intellectual Property.

(a)	Schedule 4.21 contains a correct and complete list of all Company Registered Intellectual Property and all common law trademarks, service marks and domain names of the Company and any of its Subsidiaries.

(b)	Except as set forth in Schedule 4.21, no Intellectual Property owned by the Company or any of its Subsidiaries and no Company Proprietary Software is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation (i) restricting in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries or (ii) that may affect the validity, use or enforceability of any such Intellectual Property or any such Company Proprietary Software. Except as set forth in Schedule 4.21, to the Knowledge of the Company no Intellectual Property licensed to the Company or any of its Subsidiaries and no Company Licensed Software is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation (i) restricting in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries or (ii) that may affect the validity, use or enforceability of such Intellectual Property or any such Company Licensed Software.

(c)	Each item of Company Registered Intellectual Property is valid and subsisting. Except as set forth in Schedule 4.21, all necessary registration, maintenance and renewal fees currently due in connection with Company Registered Intellectual Property have been made and all necessary documents, recordations and certifications in connection with the Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property and recording ownership by the Company or any of its Subsidiaries of such Company Registered Intellectual Property.

(d)	Except as set forth in Schedule 4.21, the Company owns the exclusive rights and title to each item of Intellectual Property used by or provided to any third party by the Company or any of its Subsidiaries, other than Intellectual Property that is licensed to the Company or any of its Subsidiaries, free and clear of any Lien, except Permitted Liens, and has not granted any rights thereunder or therein to any third party. Except as set forth in Schedule 4.21, the Company has licenses sufficient for the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted for each item of Intellectual Property that is licensed to the Company or any of its Subsidiaries, free and clear of any Lien, except Permitted Liens. Except as set forth in Schedule 4.21, all trademarks, service marks, trade names and domain names licensed to the Company or any of its Subsidiaries are so licensed on a non-exclusive basis.

(e)	Schedule 4.21 lists all works of original authorship both owned by the Company or any of its Subsidiaries and prepared by or on behalf of the Company or any of its Subsidiaries (including Software programs and mask works) by title, version number and publication date (if any), which works are material to the conduct of the business of the Company or any of its Subsidiaries as currently conducted, regardless of whether the Company has obtained or is seeking a copyright registration for such works.

(f)	The operations of the Company and its Subsidiaries as currently conducted, including the Company’s and its Subsidiaries’ design, development, manufacture, use, reproduction, display, marketing and sale of the products or services (including Software) of the Company and its Subsidiaries (including with respect to products currently under development), has not and does not infringe or misappropriate in any manner the Intellectual Property of any third party or, to the Knowledge of the Company, constitute unfair competition or trade practices under the Laws of any jurisdiction.

(g)	Except as set forth in Schedule 4.21, the Company has no Knowledge and has not received written notice or any other overt threat from any third party, that the operation of the Company and its Subsidiaries as it is currently conducted, or any act, product or service of the Company or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the Laws of any jurisdiction.

(h)	Except as set forth in Schedule 4.21, to the Knowledge of the Company, no Person has or is infringing or misappropriating any Company Intellectual Property that is owned by or exclusively licensed to the Company or any of its Subsidiaries.

(i)	The Company has taken commercially reasonable steps to protect the rights of the Company and its Subsidiaries in the Confidential Information and any trade secret or confidential information of third parties used by the Company or any of its Subsidiaries, and, without limiting the generality of the foregoing, the Company and its Subsidiaries have taken commercially reasonable steps to (i) enforce a policy requiring each employee to execute a confidentiality agreement in substantially the form provided to the Purchaser, (ii) require each contractor to execute a confidentiality agreement in substantially the form provided to the Purchaser, and (iii) ensure that, except under confidentiality obligations or as permitted by such third parties or Law, there has not been any disclosure by the Company or any of its Subsidiaries of any Confidential Information or any such trade secret or confidential information of third parties.

(j)	The Company maintains in place and has taken commercially reasonable steps to enforce appropriate policies to ensure that all Intellectual Property owned by the Company or any of its Subsidiaries and developed by employees of the Company or any of its Subsidiaries is developed by such employees while working within the scope of their employment at the time of such development. The Company has taken commercially reasonable steps to require its agents, consultants, contractors or other Persons to execute appropriate instruments of assignment in favor of the Company or any of its Subsidiaries as assignee to convey to the Company or any of its Subsidiaries ownership of all Intellectual Property developed by such agents, consultants, contractors or other Persons on behalf of the Company of any of its subsidiaries.

Section 4.22 Software.

(a)	Schedule 4.22 sets forth a correct and complete list of (i) the Company Proprietary Software, and (ii) the Company Licensed Software.

(b)	The source code for the Company Proprietary Software has been and is maintained in confidence.

Section 4.23 Transactions with Affiliates. Except as set forth on Schedule 4.23, other than for compensation received as employees, no officer or director of the Company, any of its Subsidiaries or any Affiliate of any of them, no Person with whom any such officer or director has any direct or indirect relation by blood, marriage or adoption, no entity in which any such officer, director or Person owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than five (5) percent of the stock of which is beneficially owned by all such officers, directors and Persons in the aggregate), no Affiliate of any of the foregoing and no current or former Affiliate of the Company or any of its Subsidiaries has any interest in: (a) any contract, arrangement or understanding with, or relating to, the Company or any of its Subsidiaries or the properties or assets of the Company or any of its Subsidiaries; (b) any loan, arrangement, understanding, agreement or contract for or relating to the Company or any of its Subsidiaries or the properties or assets of the Company or any of its Subsidiaries; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company or any of its Subsidiaries. Schedule 4.23 also sets forth a correct and complete list of all accounts receivable, notes receivable and other receivables and accounts payable owed to or due from any Affiliate of the Company or any of its Subsidiaries to the Company or any of its Subsidiaries. All notes receivable (the “Shareholder Loans”) of the Company and its Subsidiaries owing by any director, officer, employee or Affiliate of the Company or any of its Subsidiaries or by any Holder has been paid in full prior to the date hereof or shall have been paid in full prior to the Closing Date. Schedule 4.23 sets forth a correct and complete list of all Shareholder Loans and the outstanding balance and applicable interest payments under each Shareholder Loan as of the date hereof.

Section 4.24 Customer and Supplier Relations. Schedule 4.24(a) contains a correct and complete list of the names and addresses of the Customers and Suppliers, and the amount of sales to or purchases from each such Customer or Supplier during the twelve (12) month period ended the date hereof. The Company and its Subsidiaries maintain commercially reasonable relations with each of its Customers and Suppliers and, to the Knowledge of the Company, no event has occurred that could materially and adversely affect the Company’s or its Subsidiaries’ relations with any Customer or Supplier. Except as set forth on Schedule 4.24(b), no Customer or Supplier has during the last twelve (12) months cancelled, terminated or, to the Knowledge of the Company, made any threat to cancel or otherwise terminate any of its contracts with the Company or its Subsidiaries or to decrease its usage or supply of the Company’s or its Subsidiaries’ services or products. The Company has no Knowledge to the effect that any current Customer or Supplier may terminate or materially alter its business relations with the Company or any of its Subsidiaries, either as a result of the transactions contemplated hereby or otherwise.

Section 4.25 Licenses. Schedule 4.25 is correct and complete list of all material Licenses held by the Company or any of its Subsidiaries. The Company owns or possesses all Licenses that are necessary to enable it to carry on its operations as presently conducted. The execution, delivery and the consummation of the transactions contemplated hereby shall not adversely affect any material License, or require consent from, or notice to, any Governmental Entity. The Company has taken all necessary action to maintain each License, except where the failure to so act shall not have a material adverse effect on the Company, any of its Subsidiaries or its respective operations. No loss or expiration of any material License is pending or, to the Knowledge of the Company, threatened (other than expiration upon the end of any term).

Section 4.26 Ethical Practices. Neither the Company, any of its Subsidiaries nor any retained representative thereof has offered or given, and the Company has no Knowledge of any Person that has offered or given on its behalf, anything of value to, in violation of applicable Law: (a) any official of a Governmental Entity, any political party or official thereof or any candidate for political office; (b) any customer or member of any Governmental Entity; or (c) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer or member of any Governmental Entity or any candidate for political office for the purpose of the following: (x) influencing any action or decision of such Person in such Person’s official capacity, including a decision to fail to perform such Person’s official function; (y) inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or any of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person; or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company or any of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person, except for an immaterial political contribution (in an amount which was less than $1,000) by a political action committee which was fully disclosed to the appropriate Governmental Entity (without any resulting fine or penalty to the Company or any of its Subsidiaries).

Section 4.27 Product and Service Warranties. Except as set forth on Schedule 4.27, neither the Company nor any of its Subsidiaries makes any express warranty or guaranty as to goods sold, or services provided by, the Company or any of its Subsidiaries, and there is no pending or, to the Knowledge of the Company, threatened claim alleging any breach of any such warranty or guaranty other than as reserved for on the Balance Sheet or for immaterial claims made in the Ordinary Course since the Balance Sheet date which do not exceed $1,200,000. Except as set forth on Schedule 4.27, neither the Company nor any of its Subsidiaries has liability under any such warranty that would have a material adverse effect on the Company, any of its Subsidiaries or its respective operations.

Section 4.28 Brokers, Finders and Investment Bankers. Except as set forth on Schedule 4.28, neither the Company, any of its Subsidiaries, nor any officer, member, director or employee of the Company or any of its Subsidiaries nor any Affiliate of the Company or any of its Subsidiaries, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.

Section 4.29 Closing Certificate and Closing Date Expense Statement. The Closing Certificate and the Closing Date Expense Statement shall be correct and complete upon delivery to the Purchaser pursuant to Section 3.3 of this Agreement.

Section 4.30 Disclosure. To the Knowledge of the Company, no representation, warranty or covenant made by the Company in this Agreement or any Company Ancillary Document contains an untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

        The Purchaser hereby represents and warrants to the Company as follows:

Section 5.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser has delivered to the Company true, correct and complete copies of its certificate of incorporation and bylaws as in effect on the date hereof and as proposed to be in effect immediately prior to the Closing Date.

Section 5.2 Authorization. The Purchaser has full corporate power and authority to execute and deliver this Agreement and the Purchaser Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Purchaser Ancillary Documents by the Purchaser, the performance by the Purchaser of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been and, as of the Closing Date, the Purchaser Ancillary Documents shall be, duly executed and delivered by the Purchaser and do or shall, as the case may be, constitute the valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their respective terms.

Section 5.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of, and compliance with, the terms and conditions hereof and thereof do not or shall not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the charter documents of the Purchaser, (b) any contract to which the Purchaser is a party, (c) any judgment, decree or order of any Governmental Entity to which the Purchaser is a party or by which the Purchaser or any of its properties is bound or (d) any Law applicable to the Purchaser, except for compliance with the applicable requirements of the HSR Act. Except as set forth on Schedule 5.3, no material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Purchaser in connection with the execution, delivery or performance of this Agreement or the documents, instruments or agreements contemplated hereby or the consummation of the transactions contemplated hereby or thereby, except as required by the HSR Act.

Section 5.4 Sufficient Funds; Solvency.

(a)	The Purchaser has entered into the Commitment Letter for the purpose of ensuring that it has, immediately prior to the Closing, sufficient funds to consummate the transactions contemplated hereby. The Commitment Letter is in full force and effect. The representations made by the Purchaser in the Commitment Letter are accurate in all material respects. The Purchaser acknowledges and agrees that its obligations to consummate the transactions contemplated hereby are not contingent upon its ability to obtain any third party financing.

(b)	Immediately following the Closing, the Company will be Solvent. For purposes of this Agreement, “Solvent” when used with respect to the Company, means that, immediately following the Closing Date, (i) the amount of the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (ii) the Company will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (iii) the Company will be able to pay its Debts as they become absolute and mature, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness. The term “Solvency” shall have its correlative meaning. For purposes of the definition of “Solvent,” (A) “Debt” means liability on a “Claim;” and (B) “Claim” means (i) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (ii) the right to an equitable remedy for breach on performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of the Company (including goodwill) are sold as an entirety with reasonable promptness in an arms length transaction under present conditions for the sale of comparable business enterprises.

Section 5.5 Investment Intent. The Purchaser is purchasing the shares of capital stock of the Company pursuant to this Agreement solely for its own account and with no intention of distributing or reselling such shares or any part thereof, or interest therein, in any transaction that would be in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws of the United States of America or any state thereof.

Section 5.6 Status as Accredited Investor. The Purchaser is an “accredited investor” (as that term is defined in Rule 501 of Regulation D under the Securities Act). The Purchaser has such knowledge and experience in business and financial matters so that the Purchaser is capable of evaluating the merits and risks of an investment in the shares being acquired hereunder. The Purchaser understands the full nature and risk of an investment in such shares. The Purchaser further acknowledges that it has had access to the books and records of the Company, is generally familiar with the business being conducted by the Company and has had an opportunity to ask questions concerning the Company and the Company’s securities.

Section 5.7 No Outside Reliance. The Purchaser has not relied on nor is it relying on any statement, representation or warranty concerning the Company, any of its Subsidiaries or its stockholders other than those expressly made in this Agreement.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company. For the period commencing on the date hereof and ending on the Closing Date, except as expressly contemplated by this Agreement, or set forth on Schedule 6.1, or otherwise consented to in advance in writing by the Purchaser (which consent shall not be unreasonably withheld), the Company hereby agrees that:

(a)	Neither the Company nor any of its Subsidiaries shall:

(i)	except as required to consummate the transactions contemplated hereby and for amendments which would not impair the Company’s ability to consummate the transactions contemplated hereunder, amend its certificate of incorporation or bylaws or other organizational documents;

(ii)	except (A) in connection with the exercise of options issued pursuant to the 1999 Stock Option and Incentive Plan, (B) in connection with the exercise of warrants by any of the Company’s warrant holders, (C) in connection with the conversion of preferred stock to common stock by the Company’s preferred holders and (D) as required to consummate the Bermuda Redomestication, issue, transfer, sell or deliver any shares of its capital stock (or options or other securities convertible into or exchangeable or exercisable for, with or without additional consideration, such capital stock); provided, however, that it is understood that the Post-Closing Employment Agreements do not permit the transfer, sale, conversion, or exercise of any Conversion Option other than in accordance with the terms of such Post-Closing Employment Agreements;

(iii)	split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividends or make any other distributions (whether in cash, stock or other property) in respect of such shares, except for dividends and distributions payable by a Subsidiary of the Company to another Subsidiary of the Company or to the Company and except for any distribution of settlement proceeds related to the Viastar Matter;

(iv)	except as required pursuant to any contract (including, the Company’s shareholders’ agreement, the Company’s employee compensation plans or Certificate of Incorporation), redeem, purchase or otherwise acquire for any consideration any outstanding shares of its capital stock or securities (other than warrants held by any of the defendants in the Viastar Matter) carrying the right to acquire or which are convertible into or exchangeable or exercisable for, with or without additional consideration, such capital stock;

(v)	incur any indebtedness for borrowed money, except in the Ordinary Course or other borrowings not in excess of $1,200,000;

(vi)	create any Subsidiary (other than in connection with the Bermuda Redomestication or as may be in the Company’s best interests, as determined by its board of directors, in order to fulfill a contract) or make any acquisition or disposition of stock (other than as contemplated by the Bermuda Redomestication) or, except as required pursuant to any contract (including, the Shareholders’ Agreement) other securities or assets of any Person except acquisitions or dispositions of inventory and equipment in the Ordinary Course;

(vii)	merge or consolidate with any corporation or other entity (other than any of its Subsidiaries);

(viii)	other than entry into contracts and obtaining of either surety bonds or letters of credit in the Ordinary Course (A) create, grant, assume or suffer to be incurred any Lien of any kind on any of its properties or assets other than Permitted Liens and other Liens not to exceed $1,200,000 and other than Permitted Liens (including, Liens created pursuant to or in connection with the Company’s senior credit facilities), (B) incur any liability or obligation (absolute, accrued or contingent), except liabilities and obligations incurred in the Ordinary Course and other liabilities and obligations not in excess of $1,200,000 or (C) make any commitment for any capital expenditure to be made on or following the date hereof other than capital expenditures that are not materially in excess of those forecasted in the Company’s current operating budget;

(ix)	other than extending dates due for vesting or payments under the Company’s employee compensation plans, enter into, amend, supplement or modify any agreement material to the Company or any of its Subsidiaries taken as a whole, except in the Ordinary Course;

(x)	other than in the Ordinary Course, dispose of or permit to lapse any right to the use of any patent, trademark, trade name, service mark, mask work, license or copyright of any Company or any of its Subsidiaries which is material to the business of the Company and its Subsidiaries taken as a whole (including any of the Company Intellectual Property), or dispose of or disclose to any Person, any material trade secret, formula, process, design, technology or know-how of any Company or any of its Subsidiaries not heretofore a matter of public knowledge;

(xi)	subject to Section 6.9(d), except for employee bonuses not to exceed $3,500,000 in the aggregate which are paid prior to the Closing, increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its Affiliates, employees, officers, directors or consultants, except in the Ordinary Course;

(xii)	except as required by Law, adopt, amend or terminate any Employment Agreement or Employee Benefit Plan or increase the benefits provided under any Employment Agreement or Employee Benefit Plan or enter into any new collective bargaining agreement;

(xiii)	accelerate any customer orders outside the Ordinary Course;

(xiv)	make or change any material election relating to Taxes, change any annual accounting period, adopt or change any accounting method, file any amended material Tax Return, enter into any closing agreement, settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the determination or payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Purchaser, the Company or any of the Company’s Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date; or

(xv)	commit, authorize or agree to do or do, as applicable, any of the foregoing.

(b)	The Company and each of its Subsidiaries shall:

(i)	conduct its business in the Ordinary Course;

(ii)	use its commercially reasonable efforts to collect all accounts receivables and pay all accounts payables in the Ordinary Course;

(iii)	use its commercially reasonable efforts to preserve intact the goodwill and business organization of the Company and each of its Subsidiaries, keep the officers and employees of the Company and each of its Subsidiaries available to the Purchaser, subject to employee terminations in the Ordinary Course, and preserve the relationships and goodwill of the Company and each of its Subsidiaries with customers, distributors, suppliers, employees and other Persons having business relations with the Company or any of its Subsidiaries;

(iv)	other than as contemplated by the Bermuda Redomestication, maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification; and

(v)	duly and timely, including applicable extensions, file or cause to be filed all material reports and returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due, including applicable extensions, all Taxes, assessments and governmental charges, including interest and penalties levied or assessed, unless contested in good faith by appropriate proceedings.

        In connection with the continued operation of the Company and its Subsidiaries during the period commencing on the date hereof and ending on the Closing Date, the Company shall confer in good faith on a regular and frequent basis with the Purchaser regarding operational matters and the general status of on-going operations of the Company and its Subsidiaries to the extent reasonably requested by the Purchaser. The Company hereby acknowledges that the Purchaser does not and shall not waive any right it may have hereunder as a result of the consultations.

Section 6.2 Inspection and Access to Information. During the period commencing on the date hereof and ending on the Closing Date, the Company, its Subsidiaries and their respective officers, directors, employees, auditors and agents will, upon reasonable advance notice from the Purchaser, provide the Purchaser and its accountants, investment bankers, counsel, environmental consultants and other authorized representatives full access, during reasonable hours and under reasonable circumstances, without interfering with the operation of the business of the Company and its Subsidiaries in the Ordinary Course, to any and all of its premises, employees (including executive officers), properties, contracts, commitments, books, records and other information (including Tax Returns filed and those in preparation) and shall cause the Company’s officers to furnish to the Purchaser and its authorized representatives, promptly upon request therefor, any and all financial, technical and operating data and other information pertaining to the Company or any of its Subsidiaries and otherwise reasonably cooperate with the conduct of due diligence by the Purchaser and its representatives.

Section 6.3 Notices of Certain Events. The Company shall promptly notify the Purchaser of:

(a)	any change or event that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on or otherwise result in any representation or warranty of the Company hereunder being inaccurate in any material respect;

(b)	any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(c)	any written notice or other communication from any Governmental Entity in connection with the transactions contemplated hereby; and

(d)	any written action, suit, claim, investigation or proceeding commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date hereof, would have been required to have been disclosed pursuant to Section 4.12 of this Agreement or that relate to the consummation of the transactions contemplated hereby.

        The Company hereby acknowledges that the Purchaser does not and shall not waive any right it may have hereunder as a result of such notifications.

Section 6.4 Interim Financials; Cooperation with Financing. Within twenty (20) days following each regular accounting period subsequent to the end of the most recent fiscal year and prior to the Closing Date, the Company shall deliver to the Purchaser periodic financial reports in the form that it customarily prepares for its internal purposes concerning the Company and its Subsidiaries and, if available, unaudited statements of the financial position of the Company and its Subsidiaries as of the last day of each accounting period and statements of income and changes in financial position of such entity for the period then ended. The Company covenants that such interim statements (a) shall fairly present in all material respects the financial condition of the Company and its Subsidiaries and the related results of its operations for the respective periods then ended, and (b) shall be prepared on a basis consistent with prior interim periods. Further, the Company and its Subsidiaries shall use commercially reasonable efforts to cooperate in connection with the arrangement of the Purchaser’s financing including, without limitation (w) cooperating with the Purchaser to provide the banks and other institutions arranging or providing the Purchaser’s financing all information (financial and other) with respect to the Company and its Subsidiaries and the transactions contemplated by this Agreement reasonably requested by the Purchaser (except to the extent the Company is prohibited from doing so under applicable confidentiality agreements), (x) causing the Company’s senior officers and other Company representatives to be available to the Purchaser and the banks and other institutions arranging or providing the Purchaser’s financing to participate in due diligence sessions and to participate in presentations related to any transaction comprising the Purchaser’s financing, including “road show” presentations to rating agencies, potential lenders and other investors, (y) assisting in the preparation of one or more appropriate offering documents and assisting the Purchaser and the banks and other institutions arranging or providing the Purchaser’s financing in preparing other appropriate marketing materials, in each case to be used in connection with such financing, and (z) requesting the Company’s independent auditors to prepare and deliver (at the Purchaser’s expense) “comfort letters”, dated the date of each offering document used in connection with any transaction comprising the Purchaser’s financing (with appropriate bring down comfort letters delivered on the closing date for each financing), in compliance with professional standards. Notwithstanding the foregoing, the officers of the Company shall not be required to perform services pursuant to clauses (x) or (y) above to the extent the performance of such services would materially interfere with the Ordinary Course operations of the Company.

Section 6.5 No Solicitation of Transactions. The Company and its Subsidiaries will not, and will cause its respective Affiliates not to, directly or indirectly, through any officer, director, manager or agent of any of them or otherwise, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations or discussions of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than the Purchaser with respect to a sale of all or any substantial portion of the assets of the Company or any of its Subsidiaries, or a merger, consolidation, business combination, sale of all or any substantial portion of the capital stock of the Company or any of its Subsidiaries, or the liquidation or similar extraordinary transaction with respect to the Company or any of its Subsidiaries. The Company shall notify the Purchaser orally (within five (5) Business Days) and in writing (as promptly as practicable) of all relevant terms of any written proposal by a third party to do any of the foregoing that the Company or any of its respective Affiliates or any of their respective officers, directors, partners, managers, employees, investment bankers, financial advisors, attorneys, accountants or other representatives may receive relating to any of such matters. In the event such written proposal is in writing, the Company shall deliver to the Purchaser a copy of such inquiry or proposal together with such written notice. From and after the date hereof, the Company shall suspend and not take any further action in furtherance of the transaction contemplated by the Registration Statement.

Section 6.6 Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions hereof, each Party shall use its reasonable, good faith efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain all consents required as described on Schedule 4.14(a) and Schedule 5.3 and all regulatory approvals and to satisfy all conditions to its obligations hereunder and to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Expiration Date, in accordance with the terms hereof and shall cooperate fully with each other Party and its officers, directors, employees, agents, counsel, accountants and other designees in connection with any step required to be taken as a part of its obligations hereunder, including the following:

(a)	Each Party promptly shall make all filings and submissions and shall take all other actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Entity with jurisdiction over the transactions contemplated hereby (except that the Purchaser shall have no obligation to take or consent to the taking of any action required by any such Governmental Entity that could adversely affect the Company or any of its Subsidiaries or the transactions contemplated by this Agreement or the Purchaser Ancillary Documents). Each Party shall furnish all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated hereby. Without in any way limiting the foregoing contained in this Section (a), promptly upon execution and delivery of this Agreement, each of the Purchaser and the Company will use its reasonable best efforts to prepare and file as promptly as possible (but in no event more than five (5) Business Days after the date hereof), or cause to be prepared and filed, with the appropriate Governmental Entity, a notification with respect to the transactions contemplated by this Agreement pursuant to the HSR Act (which notification shall request “early termination” of the waiting period), supply all information requested by such Governmental Entity in connection with the HSR Act notification and cooperate with each other in responding to any such request. Each of the Parties shall cooperate with the other in promptly filing any other necessary applications, reports or other documents with any Governmental Entity having jurisdiction with respect to this Agreement and the transactions contemplated hereby, and in seeking necessary consultation with and prompt favorable action by such Governmental Entity. Notwithstanding any provision of this Agreement to the contrary, the Purchaser shall not be required under the terms of this Agreement to dispose of or hold separate all or any portion of the businesses or assets of the Purchaser or any of its Affiliates or the Company and its Subsidiaries in order to remedy or otherwise address the concerns (whether or not formally expressed) of any Governmental Entity under the HSR Act or any other antitrust statute or regulation.

(b)	In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Merger or any other transaction contemplated hereby or seeks damages in connection therewith, the Parties shall (i) cooperate and use all reasonable efforts to defend against such claim, action, suit, investigation or other proceeding, (ii) in the event an injunction or other order is issued in any such action, suit or other proceeding, use all reasonable efforts to have such injunction or other order lifted, and (iii) cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(c)	The Company shall give all notices to third parties and use its reasonable best efforts (in consultation with the Purchaser) to obtain all third-party consents (i) necessary, proper or advisable to consummate the transactions contemplated hereby, (ii) required to be given or obtained, including those required to be given or obtained on Schedule 4.14(a) and the other Schedules, (iii) required to avoid a breach of or default under any Company Contract in connection with the consummation of the transactions contemplated hereby, (iv) required pursuant to Exhibit 6.6(c), or (v) required to prevent a Material Adverse Effect, whether prior to, on or following the Closing Date.

(d)	The Purchaser, on the one hand, and the Company, on the other hand, shall give prompt notice to the other Party of (i) the occurrence, or failure to occur, of any event that the occurrence or failure of which would be likely to cause any representation or warranty of the Company or the Purchaser, as the case may be, contained herein to be untrue or inaccurate at any time from the date hereof to the Closing Date or that will or may result in the failure to satisfy any condition specified in Article VII and (ii) any failure of the Company or the Purchaser, as the case may be, to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by any of them hereunder. No such notification shall limit or otherwise affect the terms of this Agreement or the Schedules delivered by the Parties pursuant to this Agreement on the date hereof.

(e)	The Purchaser will comply with its conditions and covenants under the Commitment Letter.

Section 6.7 Public Announcements. Subject to its legal obligations (including requirements of stock exchanges and other similar regulatory bodies), each Party shall consult with the other Parties with respect to the timing and content of all announcements regarding this Agreement or the transactions contemplated hereby to the financial community, Governmental Entities, employees, customers or the general public and shall use reasonable efforts to agree upon the text of any such announcement prior to its release. Notwithstanding the foregoing, after the execution and delivery of this Agreement has been publicly announced by the Purchaser, the Company shall be permitted (without consulting with, or obtaining the consent of, the Purchaser) to make such statements and announcements to its stockholders, employees and customers as the Company shall deem to be reasonably necessary for the purpose of dealing with the relevant business issues related to those groups.

Section 6.8 Supplements to Schedules. From time to time up to the Closing, the Company shall promptly supplement or amend the Schedules that it has delivered with respect to any matter first existing or occurring following the date hereof that (a) if existing or occurring at or prior to the date hereof, would have been required to be set forth or described in the Schedules, or (b) is necessary to correct any information in the Schedules that has been rendered inaccurate thereby. No supplement or amendment to any Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 7.2 or the obligations of the Company under Section 10.1.

Section 6.9 Company Benefit Plans.

(a)	Prior to the Closing Date, the Company and each of its Subsidiaries shall make all required contributions and pay all premiums required under each Company Benefit Plan, including any employer matching and profit sharing contributions, which are due on or before the Closing Date.

(b)	Prior to the Closing Date, the Company and each of its Subsidiaries shall take all action required (i) to make any amendments to any Company Benefit Plan required to comply with applicable Law for periods on or before the Closing Date and (ii) to file or furnish all documentation related to the Company Benefit Plans that are required to be filed with or furnished to any participant or Governmental Entity to comply with applicable Laws for periods on or before the Closing Date. Prior to the Closing Date, the Company and each of its Subsidiaries shall provide the Purchaser all documentation reasonably requested by the Purchaser related to all Company Benefit Plans.

(c)	With respect to employees of the Company and its Subsidiaries (and their dependents and beneficiaries where appropriate), (i) the Purchaser shall on a plan-by-plan basis either (A) continue to provide coverage under each Company Benefit Plan identified on Schedule 4.17 (other than the plans described in such schedule as Agreement of Trust by and between TransCore Holdings, Inc. and its affiliates and Blue Ball National Bank, TransCore Holdings, Inc. 1999 Stock Option and Incentive Plan, TransCore Deferred Option Plan, TransCore Holdings, Inc. 1999 Stock Appreciation Rights Plan, TransCore 1999 Employee Retention A Plan, TransCore 1999 Employee Retention B Plan, TransCore Savings Plan, and Retirement Savings Plan administered by Great West) at least through December 31, 2005 or (B) provide substitute coverage under any one of its Employee Benefit Plans, provided Purchaser shall have no right under this Section 6.9(c)(i) to provide substitute coverage unless the Shareholder Representative consents to such substitute coverage (which consent shall not be unreasonably withheld), and (ii) the Purchaser shall as of the Closing (A) recognize such employees’ employment service with the Company and/or its Subsidiaries (including credit for service with predecessor employers as currently recognized under the applicable plans of the Company and its Subsidiaries) for participation, vesting and benefit eligibility purposes under any Employee Benefit Plan that the Purchaser may provide to such employees, (B) not require such employees, in the plan year in which the Closing occurs, to satisfy any deductible, co-payment, out of pocket maximum or similar requirement under the Purchaser’s plans to the extent of amounts previously credited for such purposes under the applicable plans of the Company and its Subsidiaries, (C) apply to such employees any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in any of the Purchaser’s plans to the extent waiting periods, pre-existing conditions, exclusions and requirements were satisfied under the corresponding Company Benefit Plans and (D) honor in full all accrued vacation not taken for the calendar year in which the Closing occurs (it being understood that such accrued vacation shall be fully reflected as a liability on the Final Closing Statement).

(d)	The Company and its Subsidiaries shall be permitted to pay bonuses to their respective employees with respect to the fiscal year ended January 31, 2005 in the Ordinary Course upon prior written consent of the Purchaser, which consent shall not be unreasonably withheld; provided, however, in cases in which the Company has a contractual obligation to pay a specific dollar bonus or has otherwise previously accrued bonuses on its financial statements, it shall not be required to obtain the Purchaser’s consent. In the event such bonuses for any period prior to the Closing Date become payable after the Closing Date, the Purchaser shall cause the Company and its Subsidiaries, as applicable, to pay such bonuses. All such bonuses which are accrued but unpaid as of the Closing Date shall be accrued as a liability on the Final Closing Statement.

(e)	Prior to the Closing, the Company shall terminate all Mutual Fund Option ITs, pay all amounts payable to the holders thereof with respect to such Mutual Fund Option ITs (less all applicable amounts required to be withheld or deducted therefrom) and otherwise satisfy all obligations of the Company and its Subsidiaries with respect to the Mutual Fund Option ITs (the “Mutual Fund Option IT Termination”).

Section 6.10 Customer/Vendor Visits. During the period commencing on the date hereof and ending on the Closing, and subject to reasonable limitations, the Company shall permit the Purchaser to discuss and meet, and shall cooperate and participate in such discussions and meetings, with up to 10 customers and/or vendors related to the commercial and mobile asset based business of the Company and its Subsidiaries and up to 5 customers and 5 vendors related to the infrastructure based business of the Company and its Subsidiaries. A senior executive of the Company, reasonably satisfactory to the Purchaser, shall accompany the Purchaser’s representative to such meeting and shall participate with the Purchaser’s representative in any such discussions. The Company shall cooperate with the Purchaser in the preparation of a presentation to such customers with respect to the Merger which presentation shall be subject to the provisions contained in this Section 6.10. The representatives of the Company and the Purchaser who are scheduled to participate in these customer meetings shall meet in advance to mutually plan the agenda and the respective roles of the participants for such meetings.

Section 6.11 Shareholder Agreement. The Company shall take all actions necessary to terminate the Shareholder Agreement at or prior to Closing.

Section 6.12 Tax Matters.

(a)	Tax Periods Ending on or Before the Closing Date. The Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and each of its Subsidiaries for all periods ending on or prior to the Closing Date which are filed after the Closing Date. The Purchaser shall be reimbursed from the General Escrow Fund for Taxes of the Company and its Subsidiaries with respect to all taxable periods ending on or before the Closing Date within fifteen (15) days after payment by the Purchaser or the Company or any of its Subsidiaries of such Taxes, except to the extent such Taxes were reflected as a liability on the Final Closing Statement.

(b)	Tax Periods Beginning Before and Ending After the Closing Date. The Company shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company and each of its Subsidiaries for Tax periods which begin before the Closing Date and end after the Closing Date. The Purchaser shall be reimbursed from the General Escrow Fund an amount equal to the portion of such Taxes which relates to the portion of such Taxable period ending on the Closing Date, except to the extent such Taxes were reflected as a liability on the Final Closing Statement. For purposes of this Section 6.12(b), in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such Taxable period ending on the Closing Date shall (y) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (z) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.

(c)	Preparation of Tax Returns. The Company shall provide the Shareholder Representative with copies of any Tax Returns to be filed by the Company pursuant to Sections 6.12(a) and 6.12(b) at least thirty (30) days prior to the due date thereof (giving effect to any extensions thereto). The Shareholder Representative shall have the right to review such Tax Returns prior to the filing of such Tax Returns. If the Shareholder Representative disputes any amount shown to be due on such Tax Returns, the Purchaser and the Shareholder Representative shall consult and resolve in good faith any issues arising as a result of the review of such Tax Returns. If the Parties are unable to resolve any dispute within thirty (30) days after Shareholder Representative’s receipt of such Tax Returns, such dispute shall be resolved by the Arbitrator, which shall resolve any issue in dispute as promptly as practicable. The determination by Arbitrator shall be final, conclusive and binding on the parties. The fees, costs and expenses of the Arbitrator shall be paid in the same manner as in Section 3.8(f).

(d)	Audits. The Company shall notify the Shareholder Representative upon the commencement of any audit by any Governmental Entity relating to the liability of the Company for Taxes for any period described in Sections 6.12(a) and 6.12(b). The Shareholder Representative shall have the right to participate in any audit, if and to the extent the result of such audit could impose additional Tax liability with respect to periods prior to the Closing Date. The Company shall not agree to settle any audit which has the effect of imposing additional tax liability without the consent of the Shareholder Representative, which consent shall not be unreasonably withheld or delayed.

Section 6.13 KRG Management Agreement. The Company shall take all action necessary to terminate the KRG Management Agreement at or prior to Closing.

Section 6.14 Notice to Holders. The Company shall promptly give the requisite notice to all Holders of the transactions contemplated by this Agreement in accordance with the DGCL, the Certificate of Incorporation, the Bylaws and other governing documents of the Company.

Section 6.15 Bermuda Redomestication. Prior to the Closing Date, the Company shall cause Bermuda 1 and TC (Bermuda) License, Ltd., a Bermuda corporation, to complete the transactions described or referenced in the E&Y Opinion (the “Bermuda Redomestication”).

Section 6.16 Intellectual Property. Within 30 days of the date hereof, the Company and its Subsidiaries shall take commercially reasonable actions to (i) research and confirm the proper ownership and status of each of the items of Company Registered Intellectual Property listed on Schedule 6.16, (ii) complete, where appropriate, the formal recordation of ownership in the name of the Company or its Subsidiaries of all Company Registered Intellectual Property listed on Schedule 6.16, and (iii) formally update the records of the U.S. Patent & Trademark Office, where appropriate, to reflect the release of all security interests in all Company Registered Intellectual Property listed on Schedule 6.16, including but not limited to commercially reasonable actions necessary to correct any and all deficiencies in the chain of title and recorded security interests for all such Company Registered Intellectual Property.

Section 6.17 Directors' and Officers' Indemnification.

(a)	The Purchaser agrees that (i) the certificate of incorporation and the bylaws of the Company and its Subsidiaries immediately after the Closing shall contain provisions with respect to indemnification and exculpation from liability that are at least as favorable to the beneficiaries of such provisions as those provisions that are set forth in the certificate of incorporation and bylaws of the Company and its Subsidiaries, respectively, on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Closing in any manner that would adversely affect the rights thereunder of Persons who at or prior to the Closing were directors, officers, employees or agents of the Company or any of its Subsidiaries, unless such modification is required by Law and (ii) all rights to indemnification as provided in any indemnification agreements with any current or former directors, officers and employees of the Company or any of its Subsidiaries as in effect as of the date hereof with respect to matters occurring at or prior to the Closing shall survive the Closing.

(b)	The Parties agree that the Company (or a third party at the direction of the Company) will pay at the Closing an amount sufficient to enable the Company to purchase “tail” coverage for a period of three (3) years following the Closing Date (or such longer period, up to a maximum of six (6) years after the Closing Date as shall be requested in writing by the Company to the Purchaser at least five (5) Business Days prior to the Closing Date) under the directors and officers liability insurance policy of the Company, as in effect on the Closing Date. The aggregate amount necessary to purchase such “tail” coverage shall be referred to as the “D&O Tail Premium”.

(c)	In the event the Purchaser or the Company or any of their respective Subsidiaries, successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall use its best efforts to ensure that proper provisions shall be made so that the successors and assigns of the Purchaser, the Company or their respective subsidiaries (as applicable) assume the obligations set forth in this Section 6.17.

(d)	This Section 6.17, which shall survive the Closing and shall continue for the periods specified herein, is intended to benefit any Person or entity referenced in this Section 6.17 or indemnified hereunder, each of whom may enforce the provisions of this Section 6.17 (whether or not parties to this Agreement).

(e)	Notwithstanding any provision in this Agreement or the insurance policies contemplated by this Section 6.17, no provision or indemnification right in such policies shall limit in any way the right of any Purchaser Indemnified Party or the obligation of the Company under Article X of this Agreement.

Section 6.18 Registration Statement on Form S-3. Unless the Purchaser determines it will fund the transactions contemplated hereby without using equity or public debt, as promptly as reasonably practicable but not later than October 15, 2004, the Purchaser will prepare and file with the Securities and Exchange Commission a Registration Statement on Form S-3 or any other similar form (the “Registration Statement”) registering debt and equity securities, which may be sold by the Purchaser from time to time, and the Purchaser will use its commercially reasonable efforts to cause such Registration Statement to be declared effective as promptly as possible after filing.

Section 6.19 Shareholder Approval. Immediately following the execution of this Agreement, the Company shall (a) upon consideration of the recommendation of the Board of Directors of the Company obtain from the holders of shares Company Stock holding a majority of the outstanding shares of Company Stock entitled to vote thereon their approval of the execution, delivery and performance of this Agreement and the Company Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, pursuant to written consent and in accordance with the requirements of the DGCL, the Certificate of Incorporation, the Bylaws and other governing documents of the Company and (b) provide the Purchaser a certificate of the secretary of the Company certifying the approval described in this Section 6.19 and attaching the applicable written consents (the “Shareholder Approval Certificate”).

Section 6.20 Professional Liability Insurance. From and after the Closing Date and continuing for a period of fourteen (14) months following the Closing Date, the Purchaser shall cause the Company to maintain professional liability insurance coverage, which shall include acts occurring prior to the Closing Date in an amount of not less that $25,000,000 per claim and $25,000,000 in the aggregate.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the following conditions:

(a)	HSR Act. The expiration or termination of the waiting period applicable to the consummation of the Merger under the HSR Act.

(b)	Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Merger may not be consummated as provided herein, no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any Governmental Entity or third party indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby.

(c)	Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, all Governmental Entities required in connection with the execution, delivery or performance hereof shall have been obtained or made.

Section 7.2 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a)	Representations and Warranties. The representations and warranties of the Company set forth in Article IV shall have been correct and complete in all material respects as of the date hereof and shall be correct and complete in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that by their terms are qualified by materiality shall be correct and complete in all respects.

(b)	Performance of Obligations of the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it hereunder at or prior to the Closing.

(c)	No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Effect.

(d)	Consents. The Company shall have obtained and delivered to the Purchaser written consents or waivers in form reasonably satisfactory to the Purchaser of the third parties to those Company Contracts set forth on Exhibit 7.2(d), and all such consents and waivers shall be in full force and effect.

(e)	Closing Date Indebtedness; Release of Liens. The Company shall have delivered to the Purchaser payoff letters (“Payoff Letters”) from each lender to the Closing Date Indebtedness evidencing the aggregate amount of such indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such indebtedness on the Closing Date) and an agreement that, if such aggregate amount so identified is paid to such lender on the Closing Date, such indebtedness shall be repaid in full and that all Liens affecting any real or personal property of the Company or any of its Subsidiaries will be released.

(f)	Company Benefit Plans and Labor Relations. The Company shall have taken all reasonable action necessary to (i) correct any compliance deficiencies identified to the Company by the Purchaser with respect to any Company Benefit Plan or labor relations matter and (ii) if required pursuant to Section 6.9(c) of this Agreement, terminate each Company Benefit Plan which is intended to satisfy the requirements of Section 401(k) of the Code, and provided evidence reasonably satisfactory to the Purchaser of such corrections and termination.

(g)	Opinion of Company Counsel. The Purchaser shall have received an opinion of Blank Rome LLP, counsel to the Company, dated the Closing Date, substantially in the form attached as Exhibit 7.2(g).

(h)	Shareholder Agreement. The Shareholder Agreement shall have been terminated and the Company shall have delivered to the Purchaser documentation reasonably satisfactory to the Purchaser evidencing such termination.

(i)	Closing Certificate and Closing Date Expense Statement. The Company shall have delivered to the Purchaser the Closing Certificate and Closing Date Expense Statement at least two (2) Business Days prior to the Closing Date.

(j)	KRG Management Agreement. The KRG Management Agreement shall have been terminated and the Company shall have delivered to the Purchaser documentation reasonably satisfactory to the Purchaser evidencing such termination.

(k)	Dissenting Shares. The time period for which appraisal rights may be asserted under the DGCL with respect to the Merger shall have expired and the Dissenting Shares shall not constitute more than 10% of the total number of shares of Company Stock outstanding immediately prior to the Closing.

(l)	Post-Closing Employment Agreements. The Post-Closing Employment Agreements remain in full force and effect other than due to death or disability of a party to such agreements.

(m)	Bermuda Redomestication. The Bermuda Redomestication shall have been completed.

(n)	Employee Loans. The Employee Loans shall have been paid in full or deducted from the applicable Equity Holder’s pro rata portion of the Merger Consideration.

(o)	Mutual Fund Option ITs. The Mutual Fund Option IT Termination shall have been completed.

(p)	Ancillary Documents. The Company shall have delivered, or caused to be delivered, to the Purchaser the documents listed in Section 8.2.

(q)	Closing Date Schedules. The Company shall have delivered to the Purchaser a final form of Schedule A which is certified by the Company as being true and correct as of the Closing Date (the “Closing Date Schedule A”) and a final form of Schedule B which is certified by the Company as being true and correct as of the Closing Date (the “Closing Date Schedule B”).

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a)	Representations and Warranties. The representations and warranties of the Purchaser set forth in Article V shall have been correct and complete in all material respects as of the date hereof and shall be correct and complete in all material respects as of the Closing Date as though made on and as of the Closing Date.

(b)	Performance of Obligations by the Purchaser. The Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it hereunder on or prior to the Closing Date.

(c)	Opinion of Purchaser’s Counsel. The Company shall have received an opinion of King & Spalding LLP, counsel to the Purchaser, dated the Closing Date, substantially in the form attached as Exhibit 7.3(c).

(d)	Ancillary Documents. The Purchaser shall have delivered, or caused to be delivered, to the Company the documents listed in Section 8.3.

ARTICLE VIII

CLOSING

Section 8.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII that are contemplated to be satisfied prior to the Closing Date, the Closing shall occur on (a)  December 17, 2004 or (b) on such other date as the Parties may agree. The Closing shall take place at the offices of King & Spalding LLP located at 1185 Avenue of the Americas, New York, NY 10036 or at such other place as the Parties may agree.

Section 8.2 Company Closing Deliveries. At the Closing, the Company shall deliver, or cause to be delivered, to the Purchaser the following:

(a)	a certificate executed by the Company as to compliance with the conditions set forth in Section 7.1 and Sections 7.2(a), (b) and (c);

(b)	a certificate by the Secretary or any Assistant Secretary of the Company, dated the Closing Date, as to the good standing of the Company and its Subsidiaries in its respective jurisdiction of incorporation and in each other jurisdiction where it is qualified to do business;

(c)	the organizational record books, minute books and corporate seal of the Company and each of its Subsidiaries;

(d)	the Payoff Letters;

(e)	the Certificate of Merger;

(f)	the General Escrow Agreement;

(g)	the Intellectual Property Escrow Agreement;

(h)	a certificate of non-foreign status that complies with Treasury Regulation Section 1.1445-2(b)(2);

(i)	the Shareholder Approval Certificate;

(j)	the Post-Closing Employment Agreements; and

(k)	all other documents required to be entered into by the Company and its Subsidiaries pursuant to this Agreement.

Section 8.3 Purchaser Closing Deliveries. At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Company, the Escrow Agent or the Exchange Agent, as applicable, the following:

(a)	the portion of the Merger Consideration to be paid at Closing pursuant to Section 3.4 of this Agreement paid and delivered in accordance with such Section;

(b)	the payments to be paid at Closing pursuant to Section 3.7 of this Agreement paid and delivered in accordance with such Section;

(c)	the General Escrow Amount and the Intellectual Property Escrow Amount paid and delivered in accordance with Section 3.2 of this Agreement;

(d)	a certificate of an authorized officer of the Purchaser as to compliance with the conditions set forth in Section 7.1 and Sections 7.3(a) and (b) of this Agreement;

(e)	the General Escrow Agreement;

(f)	the Intellectual Property Escrow Agreement;

(g)	the Certificate of Merger; and

(h)	all other documents required to be entered into or delivered by the Purchaser at or prior to the Closing pursuant hereto.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated:

(a)	in writing by mutual consent of the Parties;

(b)	by written notice from the Company to the Purchaser, in the event the Purchaser (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it at or prior to the Closing or (ii) materially breaches any of its representations and warranties contained herein, which failure or breach is not cured within ten (10) days following the Company having notified the Purchaser of its intent to terminate this Agreement pursuant to this Section 9.1(b);

(c)	by written notice from the Purchaser to the Company, in the event the Company (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it at or prior to the Closing or (ii) materially breaches any of its representations and warranties contained herein, which failure or breach is not cured within ten (10) days following the Purchaser having notified the Company of its intent to terminate this Agreement pursuant to this Section 9.1(c); or

(d)	by written notice from the Company to the Purchaser or the Purchaser to the Company, as the case may be, in the event the Closing has not occurred on or prior to December 20, 2004 (the “Expiration Date”) for any reason other than delay or nonperformance of the Party seeking such termination.

Section 9.2 Specific Performance and Other Remedies. Each Party hereby acknowledges that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at law. In the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party herein, the non-breaching Party or Parties may, subject to the terms hereof and in addition to any remedy at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

Section 9.3 Effect of Termination. In the event of termination of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and there shall be no obligation on the part of any Party or its partners, officers, directors or stockholders, except for obligations under Section 6.7 (Public Announcements), Section 11.1 (Notices), Section 11.5 (Controlling Law; Amendment), Section 11.6 (Arbitration; Legal Proceedings) and Section 11.13 (Transaction Costs) and this Section 9.3, all of which shall survive the Termination Date. Notwithstanding the foregoing, nothing contained herein shall relieve any Party from liability for any breach hereof.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification Obligations of the Company. Subject to the other provisions of this Article X, the Company shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against, and in respect of, any and all claims, liabilities, obligations, damages, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:

(a)	any breach or inaccuracy of any representation or warranty made by the Company in this Agreement or the Company Ancillary Documents;

(b)	any breach of any covenant, agreement or undertaking made by the Company in this Agreement;

(c)	the Closing Date Indebtedness, the Employee Liabilities, the Change of Control Payments, the Transaction Expenses, and the aggregate amount payable pursuant to the Company’s Employee Retention Plan, in each case to the extent not paid prior to the Closing Date or not paid pursuant to Section 3.7 of this Agreement;

(d)	any liability or obligation (x) for the unpaid Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or foreign law), (y) for the unpaid Taxes of any Person (other than the Company or any of its Subsidiaries) as a transferee or successor, by contract, or otherwise, which Taxes relate to an event or transaction occurring before the Closing and (z) for Taxes resulting from or relating to the transactions constituting the Bermuda Redomestication;

(e)	any liability or obligation related to severance payments for any Employment Agreement in effect prior to the Closing Date (or any commitment with respect thereto made by the Company prior to the Closing Date) to the extent not paid prior to the Closing Date, or not paid pursuant to Section 3.7 of this Agreement or not accrued for on the Final Closing Statement;

(f)	any liability or obligation related to the KRG Management Agreement to the extent not paid prior to the Closing Date or not paid pursuant to Section 3.7 of this Agreement;

(g)	any Viastar Liability, including any liability or obligation related to any claim made by (i) any party in the Viastar Matter or (ii) any holder of Company stock, options, or warrants placed in escrow in connection with the Viastar Matter, but excluding any such liabilities or obligations (w) which are paid prior to the Closing, (x) which are accrued (to the extent of such accrual) on the Final Closing Statement, (y) which are paid out of the Viastar Funding Amount, or (z) which constitute Viastar Costs or Viastar Liabilities which are deducted from Viastar Proceeds by the Company; and

(h)	any liability or obligation incurred by the Company or any of its Subsidiaries with respect to any of the litigation listed in Schedule 4.12 or Schedule 4.18 to the extent not accrued for on the Final Closing Statement.

        The claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments of the Purchaser Indemnified Parties described in this Section 10.1 as to which the Purchaser Indemnified Parties are entitled to indemnification are collectively referred to as “Purchaser Losses”.

Section 10.2 Indemnification Obligations of the Purchaser. The Purchaser shall indemnify and hold harmless the Shareholder Indemnified Parties from, against and in respect of any and all claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:

(a)	any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement or in any Purchaser Ancillary Document;

(b)	any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement or in any Purchaser Ancillary Document; and

(c)	any liability or obligation related to or arising from the post-Closing operations of the Company and its Subsidiaries.

        The claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments of the Shareholder Indemnified Parties described in this Section 10.2 as to which the Shareholder Indemnified Parties are entitled to indemnification are collectively referred to as “Shareholder Losses”.

Section 10.3 Indemnification Procedure.

(a)	Promptly following receipt by an Indemnified Party of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Purchaser Loss or any Shareholder Loss (as the case may be) in accordance with this Article X, such Indemnified Party shall notify the Purchaser or the Shareholder Representative, as the case may be (the “Indemnifying Party”), promptly following the Indemnified Party’s receipt of such complaint or of notice of the commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder with respect to such claim only if, and only to the extent that, such failure to so notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within twenty (20) days thereafter assuming full responsibility for any Purchaser Losses or Shareholder Losses (as the case may be) (subject to any limitations set forth in this Article X) resulting from such audit, investigation, action or proceeding, to assume the defense of such audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, however, that an Indemnifying Party will not be entitled to assume the defense of any audit, investigation, action or proceeding if (i) such claim, based on the remedy being sought, could result in criminal liability of, or equitable remedies against, the Indemnified Party; or (ii) the Indemnified Party reasonably believes that the interests of the Indemnifying Party and the Indemnified Party with respect to such claim are in irreconcilable conflict with one another, and as a result, the Indemnifying Party could not adequately represent the interests of the Indemnified Party in such claim. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such twenty (20) day period, or if the Indemnifying Party is not entitled to assume the defense of the audit, investigation, action or proceeding in accordance with the preceding sentence, then the Indemnifying Party shall pay the reasonable fees and disbursements of counsel for the Indemnified Party as incurred; provided, however, that the Indemnifying Party shall not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding for which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Indemnifying Party or Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b)	No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume and maintain the defense of such claim pursuant to Section 10.3(a) or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its officers, directors, employees and Affiliates from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (x) such settlement, compromise or consent includes an unconditional release of the Indemnified Party and its officers, directors, employees and Affiliates from all liability arising out of such claim, (y) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (z) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c)	In the event an Indemnified Party claims a right to payment pursuant hereto, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this Section 10.3(c), it being understood that notices for claims in respect of a breach of a representation or warranty must be delivered prior to the expiration of the survival period for such representation or warranty under Section 10.4. In the event the Indemnifying Party disputes its liability with respect to such claim, as promptly as possible, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within five (5) Business Days following the final determination of the merits and amount, if any, of such claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds an amount equal to such claim as determined hereunder.

Section 10.4 Claims Period. The Claims Period hereunder shall begin on the Closing Date hereof and terminate on the date that is fourteen (14) months from the Closing Date. Notwithstanding the foregoing, if, prior to the close of business on the last day of the Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 10.5 Liability Limits. Notwithstanding anything to the contrary set forth herein, the Purchaser Indemnified Parties shall not make a claim for indemnification under this Article X for Purchaser Losses unless and until the aggregate amount of such Purchaser Losses exceeds Three Million Dollars ($3,000,0000) (the “Purchaser Basket”), in which event the Purchaser Indemnified Parties may only claim indemnification for Purchaser Losses exceeding the Purchaser Basket; provided, however, the Surviving Obligations and the Surviving Representations shall not be subject to the Purchaser Basket. The amount of Purchaser Losses otherwise payable to the Purchaser Indemnified Parties pursuant to this Article X shall be net of (a) any Tax Benefits actually realized by the Purchaser or the Company directly as a result of such Purchaser Losses (any such Tax Benefit to be determined after taking into consideration any Tax effect of the indemnification payment made to the Purchaser with respect to such Purchaser Loss), (b) any insurance proceeds actually received by the Purchaser Indemnified Parties under insurance policies maintained by the Company prior to the Closing Date directly resulting from such Purchaser Losses, and (c) any insurance proceeds actually received by the Purchaser Indemnified Parties under any professional liability insurance policies (whether maintained prior to or on or after the Closing Date) directly resulting from such Purchaser Losses. No liability shall attach to the Company and its Subsidiaries in respect of any claim if such claim would not have arisen but for a change in legislation or accounting policies made after the Closing Date or a change in interpretation of the Law as determined by a court or pursuant to an administrative rule-making decision. The sole and exclusive source of funds for satisfaction of all Purchaser Losses shall be the General Escrow Fund.

Section 10.6 Investigations. The respective representations and warranties of the Parties contained in this Agreement or any certificate or other document delivered by any Party at or prior to the Closing and the rights to indemnification set forth in Article X shall not be deemed waived or otherwise affected by any investigation made by a Party. Notwithstanding the foregoing, to the extent the Purchaser has Knowledge on the date hereof of a breach of a representation and warranty made by the Company, it shall have waived its right to any claims or indemnification with respect to such representation or warranty.

Section 10.7 Exclusive Remedy. Without in any way limiting the last sentence of Section 10.5 hereof, the Parties agree that, excluding any claim for injunctive or other equitable relief and other than claims under the Intellectual Property Escrow Agreement (which shall be governed by the terms thereof), the indemnification provisions of this Section 10 are intended to provide the sole and exclusive remedy as to all claims either the Company, on the one hand, and the Purchaser, on the other hand, may incur arising from or relating to this Agreement and the agreements and documents contemplated hereby and the transactions contemplated hereby and thereby.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.1 Notices. All notices, communications and deliveries required or made hereunder must be made in writing signed by or on behalf of the Party making the same, shall specify the Section hereunder pursuant to which it has been given or being made, and shall be delivered personally or by a national overnight courier service or by registered or certified mail (return receipt requested) (with postage and other fees prepaid) as follows:

To the Purchaser, or	Roper Industries, Inc.
after Closing, to	2160 Satellite Boulevard
the Company:	Suite 200
Duluth, Georgia 30097
Attn: Chief Executive Officer

with a copy to:	King & Spalding LLP
191 Peachtree Street
Atlanta, Georgia 30303-1763
Attn: Russell B. Richards

Prior to the Closing, to the	TransCore Holdings, Inc.
Company:	8158 Adams Drive
Liberty Centre - Building 200
Hummelstown, PA 17036
Attn: John Worthington

To the Shareholder	KRG Capital Partners, L.L.C.
Representative:	1515 Arapahoe Street
Tower One, Suite 1500
Denver, Colorado 80202
Attn: Charles R. Gwirtsman

in each case, with a copy to:	Blank Rome LLP
One Logan Square
Philadelphia, Pennsylvania 19103-6998
Attn: Steven Dubow

or to such other representative or at such other address of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery shall be deemed given or made (a) on the date of delivery, if delivered in person, (b) on the first Business Day following delivery to a national overnight courier service or (c) on the fifth Business Day following it being mailed by registered or certified mail.

Section 11.2 Schedules and Exhibits. The Schedules and Exhibits are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full herein.

Section 11.3 Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations hereunder shall be made except with the prior written consent of the other Parties; provided that the Purchaser shall, without the obligation to obtain the prior written consent of any other Party, be entitled to assign this Agreement or all or any part of its rights or obligations hereunder to one or more Affiliates of the Purchaser (provided, however, that no such assignment by the Purchaser shall relieve it of any of its obligations hereunder). This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

Section 11.4 Captions. The titles, captions and table of contents contained herein are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 11.5 Controlling Law; Amendment. This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

Section 11.6 Arbitration; Legal Proceedings.

(a)	Any controversy, claim, or question of interpretation in dispute between the Parties arising out of or relating to this Agreement or the breach thereof, except such as may arise under Section 3.8 of this Agreement, shall be finally settled by arbitration in Washington D.C., under the then effective CPR Institute for Dispute Resolution Rules for Non-Administered Arbitration as modified by this Agreement, and judgment on the award rendered by the arbitrators may be entered in any U.S. federal or state court in the State of Delaware having jurisdiction. The award rendered by the arbitrators shall be final and binding on the Parties and not subject to further appeal. Such arbitration can be initiated by written notice by either Party (the “Claimant”) to the other Party, which notice shall identify the Claimant’s selected arbitrator. The Party receiving such notice (the “Respondent”) shall identify its arbitrator within ten (10) Business Days following its receipt of such notice. The arbitrator selected by the Claimant and the arbitrator selected by the Respondent shall, within ten (10) Business Days of their appointment, select a third neutral arbitrator. In the event that they are unable to do so, either Party may request the American Arbitration Association to appoint the third neutral arbitrator. The arbitrators shall have the authority to award any remedy or relief that a court in Delaware could order or grant, including, specific performance of any obligation created under this Agreement, the issuance of injunctive or other provisional relief, or the imposition of sanctions for abuse or frustration of the arbitration process. The arbitration award will be in writing and, if requested by the Parties, specify the factual and legal basis for the award.

(b)	It is the intent of the Parties that any arbitration shall be concluded as quickly as reasonably practicable. Unless the Parties otherwise agree, once commenced, the hearing on the disputed matters shall be held four (4) days a week until concluded with each hearing date to begin at 9:00 a.m. and to conclude at 5:00 p.m. The arbitrators shall use all reasonable efforts to issue the final award or awards within a period of five (5) Business Days after closure of the proceedings. Failure of the arbitrators to meet the time limits of this Section 11.6 shall not be a basis for challenging the award.

(c)	The arbitrators shall instruct the non-prevailing Party to pay all costs of the proceedings, including the fees and expenses of the arbitrators and the reasonable attorneys’ fees and expenses of the prevailing Party. If the arbitrators determine that there is not a prevailing Party, each Party shall be instructed to bear its own costs and to pay one-half of the fees and expenses of the arbitrators.

(d)	Each Party hereto hereby agrees that any legal proceeding instituted to enforce an arbitration award hereunder will be brought in the U.S. federal or state courts situated in Delaware having jurisdiction, and hereby submits to personal jurisdiction therein and irrevocably waives any objection as to venue therein, and further agrees not to plead or claim in any such court that any such proceeding has been brought in an inconvenient forum. The Company hereby designates, appoints and empowers The Corporation Trust Company, presently having offices at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, as its true and lawful agent for service of process to receive and accept on its behalf, on or prior to the Closing Date, service of process in any such proceeding brought in any such courts. After the Closing Date, all such service of process with respect to the Company or the Shareholder Representative shall be made on the Shareholder Representative at the address specified in Section 11.1 hereof. The Purchaser hereby designates, appoints and empowers The Prentiss Hall Corporation System, Inc., presently having offices at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, as the Purchaser’s true and lawful agent for service of process to receive and accept on the Purchaser’s behalf service of process in any such proceeding brought in any such courts. Each of the foregoing Persons agrees that the failure of the process agent appointed by such Person to give notice of process to such Person shall not impair or affect the validity of service upon such agent or of any judgment based thereon, and each such Person irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by certified mail, postage prepaid, to such Person’s address for notices under this Agreement.

Section 11.7 Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

Section 11.8 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

Section 11.9 Enforcement of Certain Rights. Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third-party beneficiary hereof.

Section 11.10 Waiver. Any agreement on the part of a Party to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

Section 11.11 Integration. This Agreement and the documents executed pursuant hereto supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof (except for that certain Confidentiality Agreement, dated as of May 12, 2004, by and between the Purchaser and the Company) and constitute the entire agreement among the Parties with respect thereto.

Section 11.12 Cooperation Following the Closing. Following the Closing, each Party shall deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for herein, to accomplish the purpose hereof or to assure to any other Party the benefits hereof.

Section 11.13 Transaction Costs. Except as provided above or as otherwise expressly provided herein, (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the fees, costs and expenses of the Company incurred in connection herewith and the transactions contemplated hereby shall be paid for pursuant to Section 3.7(d) of this Agreement if the Closing occurs and by the Company if the Closing does not occur. The fees and expenses related to any filing made pursuant to the HSR Act shall be paid 80% by the Purchaser and 20% by the Company.

Section 11.14 Shareholders’ Representative.

(a)	By the execution and delivery of a Letter of Transmittal, including counterparts hereof, each Equity Holder hereby irrevocably constitutes and appoints a committee consisting of a designee of KRG and John Worthington as the true and lawful agent and attorney-in-fact (the “Shareholder Representative”) of such Equity Holder with full powers of substitution to act in the name, place and stead of such Equity Holder with respect to the performance on behalf of such Equity Holder under the terms and provisions hereof and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Shareholder Representative shall deem necessary or appropriate in connection with any transaction contemplated hereunder, including the power to:

(i)	act for such Equity Holder, if applicable, with respect to all indemnification matters referred to herein, including the right to compromise or settle any such claim on behalf of such Equity Holder;

(ii)	act for such Equity Holder with respect to the General Escrow Amount and the Intellectual Property Escrow Amount;

(iii)	act for such Equity Holder with respect to the Viastar Matter and the Viastar Funding Amount;

(iv)	amend or waive any provision hereof (including any condition to Closing) in any manner that does not differentiate among any Equity Holder;

(v)	employ, obtain and rely upon the advice of legal counsel, accountants and other professional advisors as the Shareholder Representative, in the sole discretion thereof, deems necessary or advisable in the performance of the duties of the Shareholder Representative;

(vi)	act for such Equity Holder with respect to all Merger Consideration matters and all Merger Consideration adjustment matters referred to herein;

(vii)	incur any expenses, liquidate and withhold assets received on behalf of such Equity Holder prior to their distribution to such Equity Holder to the extent of any amount that the Shareholder Representative deems necessary for payment of or as a reserve against expenses, and pay such expenses or deposit the same in an interest-bearing bank account established for such purpose;

(viii)	receive all notices, communications and deliveries hereunder on behalf of such Equity Holder; and

(ix)	do or refrain from doing any further act or deed on behalf of such Equity Holder that the Shareholder Representative deems necessary or appropriate, in the sole discretion of the Shareholder Representative, relating to the subject matter hereof as fully and completely as such Equity Holder could do if personally present and acting and as though any reference to such Shareholder herein was a reference to the Shareholder Representative.

(b)	The appointment of the Shareholder Representative shall be deemed coupled with an interest and shall be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Shareholder Representative as the act of each Equity Holder in all matters referred to herein.

(c)	In the event the Shareholder Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Shareholder Representative shall be the Person that KRG and John W. Worthington appoint.

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

ROPER INDUSTRIES, INC.

By: /s/ C. Thomas O'Grady
Name: C. Thomas O'Grady
Title: Vice President

TRANSCORE HOLDINGS, INC.

By: /s/ John M. Worthington
Name: John M. Worthington
Title: President